PROSPECTUS SUPPLEMENT
(To Prospectus dated March 10, 1998)

                                  $200,000,000

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION
                    6.125% COLLATERAL TRUST BONDS, DUE 2005

                            ------------------------
                    Interest Payable May 15 and November 15
                            ------------------------

     The 6.125% Collateral Trust Bonds, Due 2005 (the "Bonds") will mature on May 15, 2005. Interest on the Bonds is payable on the 15th day of May and November, commencing November 15, 1998.

     The Bonds are not redeemable prior to maturity.

     The Bonds will be issued in fully-registered form and will initially be represented by one or more Global Certificates registered in the name of Cede & Co. as nominee for The Depository Trust Company which has agreed to act as securities depository for the Bonds ("DTC"). Except under the limited circumstances described herein, beneficial interests in the Bonds will be shown only on records maintained by, transfers of the Bonds will be effected only through, and payments of principal of and interest on the Bonds will be made only through, DTC or a successor depository appointed by National Rural Utilities Cooperative Finance Corporation ("CFC"), and participants therein. See "Description of the Bonds -- Book-Entry System." Settlement for the Bonds will be in immediately available funds.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                            PRICE TO               UNDERWRITING             PROCEEDS TO
                                             PUBLIC                DISCOUNT(1)               COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Bond..........................          99.768%                   .625%                   99.143%
--------------------------------------------------------------------------------------------------------------
Total.............................        $199,536,000              $1,250,000              $198,286,000
==============================================================================================================

(1) CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting expenses payable by CFC estimated at $200,000.
                            ------------------------
     The Bonds offered by this Prospectus Supplement are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain other conditions. It is anticipated that delivery of the Bonds will be made in book-entry form through the facilities of DTC on or about May 27, 1998 (the "Closing Date").
                            ------------------------
LEHMAN BROTHERS
          J.P. MORGAN & CO.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC
May 21, 1998

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CFC SINCE THE DATE HEREOF, OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SINCE ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
Use of Proceeds.............................................  S-3
Capitalization..............................................  S-3
Selected Financial Information..............................  S-4
Description of the Bonds....................................  S-4
Underwriting................................................  S-6

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MADE HEREBY MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF CFC'S PREVIOUSLY ISSUED COLLATERAL TRUST BONDS AND THE BONDS, INCLUDING
OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH BONDS, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

                                USE OF PROCEEDS

     The net proceeds from the sale of the Bonds offered hereby are estimated to be $198,086,000. The proceeds will be used by CFC to repay short-term indebtedness, primarily commercial paper issued through dealers at varying rates, incurred to make loan advances to its Members, and for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of February 28, 1998, and as adjusted to reflect the issuance of the Bonds and the application of the proceeds thereof.

                                                       OUTSTANDING        AS ADJUSTED
                                                       (DOLLAR AMOUNTS IN THOUSANDS)
SENIOR DEBT:
  Short-term Indebtedness(A).......................    $ 3,519,469        $ 3,321,383
  Long-term Debt(A)................................      4,885,406          5,085,406
                                                       -----------        -----------
          Total Senior Debt(B).....................      8,404,875          8,406,789
SUBORDINATED DEBT AND MEMBERS' EQUITY:
  Deferrable Subordinated Debt(C)..................        200,000            200,000
  Members' Subordinated Certificates(D)............      1,228,981          1,228,981
  Members' Equity(E)...............................        265,526            265,526
                                                       -----------        -----------
          Total Capitalization.....................    $10,099,382        $10,101,296
                                                       ===========        ===========

------------

     (A) Short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable-rate loans, as well as its long-term fixed-rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at February 28, 1998, bank revolving credit agreements providing for borrowings aggregating up to $5,197,500,000. CFC's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,349,900,000 increased each fiscal year after 1994 by 90% of net margins not distributed to Members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of Collateral Trust Bonds outstanding. Commercial paper in the amount of $2,345,000,000, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes CFC's outstanding Collateral Trust Bonds and Medium-Term Notes.

     (B) At February 28, 1998, CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,153,485,000. Guaranteed tax-exempt securities include $1,022,100,000 of long-term adjustable or floating/fixed-rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At February 28, 1998, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $891,473,000.

     (C) As of February 28, 1998, CFC had issued a total of $200,000,000 of Deferrable Subordinated Debt in the form of Quarterly Income Capital Securities ("QUICS"). QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

     (D) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership ($644,817,000 at February 28, 1998) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

     (E) CFC allocates its net margins among its members in proportion to interest earned by CFC. CFC intends to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for CFC's financial condition. The unretired allocations for fiscal years 1988-1993 are being retired over the 15-year period from 1994 through 2008. The current policy of Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC, is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of Guaranty Funding Cooperative, a controlled affiliate of CFC, is to retire 100% of current year's margins shortly after the end of the fiscal year.

                         SELECTED FINANCIAL INFORMATION

     The following table summarizes CFC's results of operations and fixed charge coverage for the nine months ended February 28, 1998 and 1997 and for the years ended May 31, 1997 and 1996:

                                      NINE MONTHS ENDED
                                         FEBRUARY 28,                    YEAR ENDED MAY 31,
                                 ----------------------------         -------------------------
                                   1998                1997             1997             1996
                                   ----                ----             ----             ----
                                                 (DOLLAR AMOUNTS IN THOUSANDS)
Operating income........         $466,128            $417,062         $564,439         $505,073
                                 ========            ========         ========         ========
Operating margin........           38,929              39,932           51,530           46,857
Nonoperating income.....            1,777               2,033            3,206            3,764
Gain on sale of land....            4,925                  --               --               --
Extraordinary loss(1)...               --                  --               --           (1,580)
                                 --------            --------         --------         --------
Net margins.............         $ 45,631            $ 41,965         $ 54,736         $ 49,041
                                 ========            ========         ========         ========
Fixed charge coverage
  ratio(2)..............             1.12                1.12             1.12             1.12
                                 ========            ========         ========         ========

------------
(1) Extraordinary loss represents premium in connection with the prepayment of collateral trust bonds.

(2) Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

                            DESCRIPTION OF THE BONDS

     The Bonds are to be issued under an indenture dated as of February 15, 1994 (the "Indenture"), between CFC and U.S. Bank National Association, as Trustee (the "Trustee").

     Except as otherwise defined herein, capitalized terms used herein shall have their meanings as set forth in the Prospectus.

GENERAL

     The Bonds will be limited to $200,000,000 aggregate principal amount, all of which is being offered hereby, and will be direct obligations of CFC secured by the pledge of Mortgage Notes of Members, cash and certain Permitted Investments. The Bonds are to mature May 15, 2005, and are to bear interest from the date of original issuance at the rate stated on the cover page of this Prospectus Supplement. Interest will be payable semiannually on May 15 and November 15 to the persons in whose names the Bonds are registered at the close of business on the preceding May 1 and November 1, respectively, commencing November 15, 1998.

REDEMPTION

     The Bonds may not be redeemed prior to maturity.

SECURITY

     The Bonds will be secured under the Indenture, equally with Collateral Trust Bonds heretofore issued and which may be subsequently issued under the Indenture, by the pledge with the Trustee of Eligible Mortgage Notes. See "Description of Bonds -- Security" in the Prospectus. On the Closing Date, there will be pledged with the Trustee approximately $1,765 million of Eligible Mortgage Notes, against which $1,750 million of bonds (including the Bonds) will have been issued.

BOOK-ENTRY SYSTEM

     DTC will act as securities depository for the Bonds. The Bonds will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered certificates will be issued as Global Securities for the Bonds in the aggregate principal amount of the Bonds, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and together with Direct Participants, "Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchasers of Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of Bonds ("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Bonds, except in the event that use of the book-entry system for the Bonds is discontinued.

     To facilitate subsequent transfers, all Bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Bonds. Under its usual procedures, DTC would mail an Omnibus Proxy to CFC as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, CFC or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners shall be the responsibility of Participants.

     DTC may discontinue providing its services as securities depository with respect to the Bonds at any time by giving reasonable notice to CFC or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Bond certificates are required to be printed and delivered.

     CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Bond certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof.

     Neither CFC, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Bonds, or payments to, or the providing of notice for, Participants or Beneficial Owners.

                                  UNDERWRITING

     The Underwriters named below have severally agreed to purchase, and CFC has agreed to sell to them, severally, the principal amounts of Bonds indicated below. The Underwriting Agreement provides that the several obligations of the Underwriters are subject to certain conditions as therein set forth. The Underwriters will be obligated to purchase all the Bonds if any of the Bonds are purchased.

                                                               PRINCIPAL
                                                                 AMOUNT
                        UNDERWRITER                             OF BONDS
                        -----------                           ------------
Lehman Brothers Inc. .......................................  $ 68,000,000
J.P. Morgan Securities Inc. ................................    66,000,000
NationsBanc Montgomery Securities LLC.......................    66,000,000
                                                              ------------
                                                              $200,000,000
                                                              ============

     CFC has been advised by the Underwriters that the Underwriters propose to offer the Bonds to the public initially at the offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price less a selling concession of 0.375% of the principal amount thereof. The Underwriters may allow and each such dealer may reallow to other dealers a concession not exceeding 0.25% of the principal amount thereof. After the initial public offering, such public offering price and such concessions and reallowances may be changed.

     In connection with the offering made hereby, the Underwriters may purchase and sell the Bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Bonds, and short positions created by the Underwriters involve the sale by the Underwriters of a greater aggregate principal amount of Bonds than they are required to purchase from CFC. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Bonds sold in the offering may be reclaimed by the Underwriters if such Bonds are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Bonds, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Bonds are a new issue of securities with no established trading market. CFC has been advised by the Underwriters that they intend to make a market in the Bonds but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Bonds. The Bonds will not be listed on any securities exchange.

     CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company and its affiliates.

     See "Plan of Distribution" in the Prospectus for further information regarding the distribution of the Bonds.

PROSPECTUS

                            National Rural Utilities
                        Cooperative Finance Corporation

                             Collateral Trust Bonds

                            ------------------------

     National Rural Utilities Cooperative Finance Corporation ("CFC" or the "Company") intends to issue in one or more series from time to time debt securities (the "Bonds"). The Bonds of each series will be offered to the public on terms determined by market conditions at the time of sale. The Company may sell Bonds for proceeds up to $500,000,000 (or the equivalent thereof if any of the Bonds are denominated in a foreign currency or a currency unit) (i) directly to purchasers, (ii) through agents designated from time to time or (iii) through underwriters or a group of underwriters which may include Lehman Brothers Inc.

     The Bonds may be issued in registered form without coupons, in a form registered as to principal only with or without coupons, in bearer form with or without coupons or any combination thereof. In addition, all or a portion of the Bonds may be issued in temporary or definitive global form. Bonds in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. See "Limitations on Issuance of Bearer Bonds".

     The Bonds may be sold for U.S. dollars, foreign currencies or foreign currency units, and the principal (including any premium) and any interest on the Bonds may be payable in U.S. dollars, foreign currencies or foreign currency units. The Bonds may be issued in one or more series with the same or various maturities at or above par or with an original issue discount. The specific designation, aggregate principal amount, currency, currencies or currency unit or units in which the principal, premium, if any, or interest, if any, is payable, authorized denominations, purchase price, maturity, rate (or method of calculation) and time of payment of any interest, any redemption terms, any listing on a securities exchange, or other specific terms of the Bonds in respect of which this Prospectus is being delivered ("Offered Bonds") are set forth in the accompanying Prospectus Supplement or in a supplement thereto relating to the specific Offered Bonds (together, the "Prospectus Supplement"), together with the terms of offering of the Offered Bonds.

     For a discussion of certain United States federal income tax consequences, see "United States Taxation".

     A discussion of certain other United States federal tax matters applicable to the Offered Bonds may be set forth in the Prospectus Supplement relating to the Offered Bonds.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF BONDS UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 10, 1998

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE BONDS, INCLUDING PURCHASES OF BONDS OR OTHER COLLATERAL TRUST BONDS OF THE COMPANY TO COVER SOME OR ALL OF A SHORT POSITION IN SUCH BONDS MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".
                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected at the office of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 at the prescribed rates or through the Commission's web site (http://www.sec.gov). In addition, certain of the Company's securities are listed on, and reports and other information concerning the Company can also be inspected at, the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
                             ---------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus.

     1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1997 and November 30, 1997.

     3. The Company's Current Reports on Form 8-K dated June 11, 1997, September 17, 1997, October 7, 1997, December 4, 1997, January 15, 1998 and
        February 9, 1998.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Bonds, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge upon written or oral request by any person, including any beneficial owner, to whom this Prospectus is delivered a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to Steven L. Lilly, Senior Vice President and Chief Financial Officer, National Rural Utilities Cooperative Finance Corporation, Woodland Park, 2201 Cooperative Way, Herndon, VA 20171. Telephone requests may be directed to (703) 709-6700.
                             ---------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF, OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SINCE ITS DATE.

                                  THE COMPANY

     National Rural Utilities Cooperative Finance Corporation ("CFC" or the "Company") was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in April 1969. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service ("RUS") (formerly the Rural Electrification Administration) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members ("Utility Members") to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members ("Service Members") to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and in addition has provided loans or guarantees through National Cooperative Services Corporation ("NCSC") in connection with certain lease transactions of its members. Also, through Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. In addition, through Guaranty Funding Cooperative ("GFC"), a controlled affiliate of CFC established in 1991, CFC provides financing for certain members to refinance their debt to the Federal Financing Bank of the United States Treasury ("FFB"). CFC's offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171 and its telephone number is (703) 709-6700.

     CFC's 1,052 members as of May 31, 1997 included 907 Utility Members, virtually all of which are consumer-owned cooperatives, 74 Service Members and 71 associate members. The Utility Members included 841 distribution systems and 66 generation and transmission ("power supply") systems operating in 46 states and U.S. territories. At December 31, 1996, CFC's member systems served approximately 13.2 million consumers, representing service to an estimated 31.9 million ultimate users of electricity, and owned approximately $69.2 billion (before depreciation of $21.7 billion) in total utility plant.

     CFC's long-term loans to Utility Members generally have 35-year maturities. They are made primarily in conjunction with concurrent RUS loans and are generally secured ratably with RUS's loans by a common mortgage on substantially all the Utility Member's property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered weekly based on CFC's overall cost of long-term capital and may be obtained for any period from one to 30 years. Variable rates are adjusted monthly in line with changes in CFC's cost of short-term funds.

     CFC makes short-term line-of-credit loans and intermediate-term loans with up to five-year maturities. Short-term line-of-credit and intermediate-term loans are made on either a secured or an unsecured basis. Rates on these loans may be adjusted semi-monthly in line with changes in CFC's short-term cost of funds. The intermediate-term loans are generally made to Power Supply systems in connection with the planning and construction of new generating plants and transmission facilities.

     CFC also makes loans to telecommunication systems through RTFC. Such loans are long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans.

     CFC's guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage (often joint with RUS) on the system's property or, in the case of a lease transaction, on the leased property. Holders of $1,043.2 million of the guaranteed pollution control debt (at May 31, 1997) had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

     By policy, CFC maintains an allowance for loan and guarantee losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 1997, the allowance was $233.2 million. At May 31, 1997, CFC's ten largest borrowers, which were primarily power supply members, had outstanding loans totaling $1,198.7 million (excluding $2.8 million of loans guaranteed by RUS), which represented approximately 13.5% of CFC's total loans outstanding. As of May 31, 1997, outstanding guarantees for these same ten largest borrowers totaled $1,261.7 million, which represented 59.3% of CFC's total guarantees outstanding, including guarantees of the maximum amounts of lease obligations at such date. On that date, no member had loans and guarantees outstanding in excess of 10% of the aggregate amount of CFC's outstanding loans and guarantees; however, one of the ten largest borrowers, Deseret Generation & Transmission Co-operative ("Deseret"), was operating under a restructuring agreement (See "THE RURAL ELECTRIC SYSTEMS--Power Supply Systems"). At May 31, 1997, loans outstanding to Deseret (excluding loans guaranteed by RUS) accounted for 4.1% of total loans outstanding. Guarantees outstanding for Deseret accounted for 13.7% of total guarantees outstanding. Total loans and guarantees outstanding to and for Deseret equalled 38.1% of total Members' Equity, Members' Subordinated Certificates and the allowance for loan and guarantee losses.

     Set forth below is a table showing loans outstanding to borrowers as of the dates shown, and the weighted average interest rates thereon and loans committed but unadvanced to borrowers at May 31, 1997.

                                                                                                                 LOANS COMMITTED
                                                                                                                BUT UNADVANCED AT
                                                  LOANS OUTSTANDING AND WEIGHTED AVERAGE INTEREST                 MAY 31, 1997
                                                             RATES THEREON AT MAY 31,                                (A) (B)
                                      -----------------------------------------------------------------------   -----------------
                                         1997                     1996                     1995
                                         ----                     ----                     ----
                                                                     (DOLLAR AMOUNTS IN THOUSANDS)
Long-term fixed rate secured
  loans(C):
  Distribution Systems(D)...........  $2,503,890       7.20%   $2,380,587       7.29%   $1,645,551       7.68%     $   46,657
  Power Supply Systems(D)...........     239,381       7.54%      247,556       7.71%      253,208       7.68%          1,214
  Telecommunication Organizations...     148,566       8.53%      134,497       8.66%      141,144       8.98%             --
  Service Organizations(D)(E).......      82,634       8.62%       77,205       8.03%       81,521       9.27%          3,170
  Associate Members.................       1,512      10.25%        1,542      10.25%        1,569      10.25%             --
                                      ----------               ----------               ----------                 ----------
        Total long-term fixed rate
          secured loans.............   2,975,983       7.33%    2,841,387       7.41%    2,122,993       7.83%         51,041
                                      ----------               ----------               ----------                 ----------
Long-term variable rate secured
  loans(F):
  Distribution Systems..............   3,209,472       6.55%    2,717,494       6.45%    2,553,590       6.50%      1,185,303
  Power Supply Systems..............     281,368       6.55%      202,249       6.45%      191,967       6.50%        798,984
  Telecommunication Organizations...     875,135       6.65%      764,911       6.55%      704,427       6.64%        237,170
  Service Organizations(E)..........      54,802       6.55%       46,376       6.45%       53,332       6.50%         86,229
  Associate Members.................      48,186       6.29%       47,541       6.19%       42,561       6.20%         13,666
                                      ----------               ----------               ----------                 ----------
        Total long-term variable
          rate secured loans........   4,468,963       6.57%    3,778,571       6.47%    3,545,877       6.52%      2,321,352
                                      ----------               ----------               ----------                 ----------
Refinancing variable rate loans
  guaranteed by RUS:
  Power Supply Systems..............     137,984       6.49%      416,637       6.47%      429,129       7.27%             --
                                      ----------               ----------               ----------                 ----------
Intermediate-term secured loans:
  Distribution Systems..............      12,530       6.70%        4,831       6.60%        4,176       6.85%          2,609
  Power Supply Systems..............     198,985       6.70%       53,614       6.60%       40,237       6.85%        196,385
  Service Organizations.............      14,592       6.70%       27,652       6.60%       11,429       6.85%          2,884
                                      ----------               ----------               ----------                 ----------
        Total intermediate-term
          secured loans.............     226,107       6.70%       86,097       6.60%       55,842       6.85%        201,878
                                      ----------               ----------               ----------                 ----------
Intermediate-term unsecured loans:
  Distribution Systems..............      72,860       6.70%       16,019       6.45%       11,392       6.50%         37,687
  Power Supply Systems..............      43,129       6.70%       28,957       6.45%       47,443       6.50%        124,405
  Telecommunication Organizations...      13,683       7.25%       12,048       6.80%        3,255       7.54%          9,387
                                      ----------               ----------               ----------                 ----------
        Total intermediate-term
          unsecured loans...........     129,672       6.76%       57,024       6.52%       62,090       6.56%        171,479
                                      ----------               ----------               ----------                 ----------
Short-term loans(G):
  Distribution Systems..............     473,639       6.70%      409,664       6.60%      445,962       6.85%      2,436,785
  Power Supply Systems..............      25,051       6.70%       25,763       6.60%       10,267       6.85%        913,371
  Telecommunication Organizations...      61,779       6.25%       63,813       7.15%       34,637       7.60%        478,807
  Service Organizations.............      27,420       6.70%       23,467       6.60%       25,653       6.85%         93,346
  Associate Members.................      13,417       6.70%        9,240       6.60%        7,651       6.85%         19,308
                                      ----------               ----------               ----------                 ----------
        Total short-term loans......     601,306       6.76%      531,947       6.67%      524,170       6.90%      3,941,617
                                      ----------               ----------               ----------                 ----------
Nonperforming loans(H):
  Distribution Systems..............       1,705       7.21%        1,739       7.20%        1,830       7.21%             --
  Power Supply Systems..............       7,723       6.64%       23,555       6.48%       25,811       6.57%             --
                                      ----------               ----------               ----------                 ----------
        Total nonperforming loans...       9,428       6.75%       25,294       6.53%       27,641       6.61%             --
                                      ----------               ----------               ----------                 ----------
Restructured loans(I):
  Distribution Systems..............          --         --         2,576      18.37%        2,654      18.37%             --
  Power Supply Systems..............     361,961       8.32%      205,074       9.13%      180,521       9.01%             --
  Service Organizations.............          --         --         1,711       6.45%        1,803       6.50%             --
                                      ----------               ----------               ----------                 ----------
        Total restructured loans....     361,961       8.32%      209,361       9.22%      184,978       9.12%             --
                                      ----------               ----------               ----------                 ----------
        Total loans.................   8,911,404       6.81%    7,946,318       6.85%    6,952,720       7.01%      6,687,367
                                      ----------               ----------               ----------                 ----------
Less: Allowance for loan and
  guarantee losses..................     233,208                  218,047                  205,596                         --
                                      ----------               ----------               ----------                 ----------
        Net loans...................  $8,678,196               $7,728,271               $6,747,124                 $6,687,367
                                      ==========               ==========               ==========                 ==========

---------------
(A) The interest rates in effect at March 2, 1998, for loans to electric members were 6.90% for long-term loans with a seven-year fixed rate term, 6.55% on variable rate long-term loans and 6.70% on intermediate- and short-term loans. The rates in effect at March 2, 1998, on loans to telecommunication organizations were 7.35% for long-term loans with a seven-year fixed rate, 6.65% on long-term variable rate loans, 6.90% on intermediate-term loans and 7.25% on short-term loans. The rates in effect at March 2, 1998, on loans to associate members were 7.30% for long-term loans with a seven-year fixed rate term, 6.55% on long-term variable rate loans and 6.70% on short-term loans.

(B) Unadvanced commitments include loans approved by CFC for which loan contracts have not yet been executed or for which loan contracts have been executed, but funds have not been advanced. Since commitments may expire without being fully drawn upon, the total amounts reported as commitments do not necessarily represent future cash requirements. Collateral and security requirements for commitments are identical to those for advanced loans. Long-term unadvanced loan commitments that do not have an interest rate associated with the commitment have been listed under the variable rate. Rates, fixed or variable, will be set at the time of advance, on the amount of the advance.

(C) Includes $38.4 million, $198.3 million and $30.4 million of unsecured loans at May 31, 1997, 1996 and 1995.

(D) During calendar year 1998, $172.1 million of such outstanding fixed rate loans, which currently have a weighted average interest rate of 8.17% per annum, will become subject to rate adjustment. During the first quarter of calendar year 1997, long-term fixed rate loans totaling $41.3 million had their interest rates adjusted. These loans will be eligible to readjust their interest rate again during the first quarter of calendar year 1998 to the lowest long-term fixed rate offered during 1997 for the term selected. During calendar year 1997, the lowest seven-year long-term fixed rate was 6.95%.

(E) CFC had loans outstanding to NCSC in each of the periods shown. Long-term fixed rate loans outstanding to NCSC as of May 31, 1997, 1996 and 1995, were $29.2 million, $31.8 million and $48.5 million, respectively. In addition, as of May 31, 1997, 1996 and 1995, CFC had unadvanced long-term loan commitments to NCSC in the amounts of $15.4 million, $15.4 million and $12.3 million, respectively.

(F) Includes $112.4 million, $84.6 million and $41.4 million of unsecured loans at May 31, 1997, 1996 and 1995.

(G) Includes $99.1 million, $92.7 million and $30.9 million of secured loans at May 31, 1997, 1996 and 1995.

(H) The rates on nonperforming loans are the weighted average of the stated rates on such loans as of the dates shown and do not necessarily relate to the interest recognized by CFC from such loans.

(I) The rates on restructured loans are the weighted average of the effective rates (based on the present value of scheduled future cashflows) as of the dates shown and do not necessarily relate to the interest recognized by CFC on such loans.

          Set forth below is a table showing CFC's guarantees as of the dates indicated. Substantially all these guarantees have been given on behalf of Power Supply members.

                             CFC MEMBER GUARANTEES

                                                                        MAY 31,
                                                          ------------------------------------
                                                             1997         1996         1995
                                                             ----         ----         ----
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Long-term tax-exempt bonds..............................  $1,190,925*  $1,317,655*  $1,496,930*
Debt portions of leveraged lease transactions...........     418,916      432,516      568,662
Indemnifications of tax benefit transfers...............     338,264      363,702      389,755
Other guarantees........................................     132,566      135,567      119,575
                                                          ----------   ----------   ----------
               Total....................................  $2,080,671   $2,249,440   $2,574,922
                                                          ==========   ==========   ==========

---------------
* Includes $1,043.2 million, $1,168.9 million and $1,200.1 million at May 31, 1997, 1996 and 1995, respectively, of adjustable rate pollution control bonds which can be tendered for purchase at specified times at the option of the holders (in the case of $260.7 million, $370.1 million and $376.7 million of such bonds outstanding at May 31, 1997, 1996 and 1995, respectively, at any time on seven days' notice, in the case of $242.3 million, $248.8 million and $254.5 million outstanding at May 31, 1997, 1996 and 1995, respectively, at any time on a minimum of one day's notice and in the case of the remainder on a five-week or semiannual basis). CFC has agreed to purchase any such bonds that cannot be remarketed. Since the inception of the program CFC has not been required to purchase any such bonds.

     Set forth below are the weighted average interest rates earned by CFC (recognized in the case of non-performing and restructured loans) on all loans outstanding for the fiscal year ended May 31 of the year indicated.

                         INTEREST RATES EARNED ON LOANS

                                               1997    1996    1995
                                               ----    ----    ----
Long-term fixed rate.........................  7.65%   7.92%   8.63%
Long-term variable rate......................  6.25%   6.30%   5.90%
Telecommunication organizations..............  6.73%   6.86%   6.70%
Refinancing loans guaranteed by RUS..........  6.36%   6.75%   6.07%
Intermediate-term............................  7.08%   6.57%   6.19%
Short-term...................................  6.40%   6.49%   6.29%
Associate members............................  6.42%   6.46%   5.40%
Non-performing...............................  0.00%   0.25%   1.56%
Restructured.................................  0.56%   1.49%   1.92%
               All loans.....................  6.58%   6.77%   6.72%

     Borrowed funds for CFC's programs are derived primarily from the sale to its members of its Subordinated Certificates, the sale of Collateral Trust Bonds and Medium-Term Notes and the sale of its commercial paper and bank bid notes. Prior to 1994, CFC issued collateral trust bonds under a prior indenture. Set forth below is a table showing CFC's outstanding borrowings and the interest rates thereon as of the dates shown.

                                 CFC BORROWINGS

                                                                    AMOUNTS OUTSTANDING AT MAY 31,
                                                 ---------------------------------------------------------------------
                                                    1997                    1996                    1995
                                                    ----                    ----                    ----
                                                                     (DOLLAR AMOUNTS IN THOUSANDS)
Long- and intermediate-term debt:(A)
  Floating Rate Series 1994A, Due 1996(2)......  $       --              $  150,000              $  150,000
  9 1/2% Series T Bonds, Due 1997(1)...........          --                 150,000                 150,000
  8 1/2% Series U Bonds, Due 1998(B)(1)........     149,800                 149,800                 149,800
  Variable Rate Collateral Trust Bonds, Due
    1999(2)....................................     150,000                      --                      --
  6.45% Collateral Trust Bonds, Due 2001(2)....     100,000                 100,000                      --
  6.75% Collateral Trust Bonds, Due 2001(2)....     100,000                      --                      --
  6.50% Collateral Trust Bonds, Due 2002(2)....     100,000                 100,000                      --
  5.95% Collateral Trust Bonds, Due 2003(2)....     100,000                 100,000                      --
  6.65% Collateral Trust Bonds, Due 2005(2)....      50,000                  50,000                      --
  7.30% Collateral Trust Bonds, Due 2006(2)....     100,000                      --                      --
  7.20% Collateral Trust Bonds, Due 2015(2)....      50,000                  50,000                      --
  Floating Rate Series E-2 Bonds, Due
    2010(1)....................................       2,142                   2,178                   2,189
  9% Series O Bonds, Due 2016(C)(1)............          --                      --                  82,289
  9% Series V Bonds, Due 2021(1)...............     150,000                 150,000                 150,000
  7.35% Collateral Trust Bonds, Due 2026(2)....     100,000                      --                      --
  Medium-Term Notes and weighted
    average interest rates.....................     615,396   (6.30%)       604,252   (6.68%)       573,637   (7.23%)
                                                 ----------              ----------              ----------
      Total long- and intermediate-term
        debt and weighted average interest
        rates(D)(E)............................   1,767,338   (6.82%)     1,606,230   (7.20%)     1,257,915   (7.90%)
  Quarterly Income Capital Securities..........     125,000   (8.00%)            --                      --
  Members' Subordinated Certificates,
    including advance payments and
    weighted average interest rates(F).........   1,069,158   (4.29%)     1,073,924   (4.29%)     1,096,466   (4.36%)
                                                 ----------              ----------              ----------
      Total long- and intermediate-term
        debt and Members' Subordinated
        Certificates and weighted average
        interest rates.........................  $2,961,496   (5.96%)    $2,680,154   (6.03%)    $2,354,381   (6.25%)
                                                 ==========              ==========              ==========
Short-term debt(G) and weighted
  average interest rates(H)....................  $5,607,372   (5.64%)    $4,901,570   (5.41)%    $4,242,570   (6.11%)
                                                 ==========              ==========              ==========
Total debt and weighted average
  interest rates at May 31.....................  $8,568,868   (5.75%)    $7,581,724   (5.63%)    $6,596,951   (6.16%)
                                                 ==========              ==========              ==========

---------------
(1)  Collateral Trust Bonds issued under the 1972 Indenture.

(2)  Collateral Trust Bonds issued under the 1994 Indenture.

(A) Net of $0.2 million, $0.2 million and $1.1 million principal amount of bonds held in Treasury at May 31, 1997, 1996 and 1995, respectively, all of which were purchased in connection with CFC's deferred compensation program.

(B) Collateral Trust Bonds maturing during fiscal year 1998 have been reclassified to short-term debt in the balance sheet.

(C)  The Series O Collateral Trust Bonds were called on March 16, 1996.

(D) Excludes $2,250.0 million, $2,730.0 million and $2,430.0 million of Commercial Paper classified as long-term debt as of May 31, 1997, 1996 and 1995, respectively.

(E) Total long- and intermediate-term debt at May 31, 1997, includes $368.7 million which will be due or is expected to be redeemed during fiscal year 1998.

(F) Excluding $103.5 million, $102.5 million and $114.1 million of Debt Service Reserve Certificates, and $39.8 million, $31.4 million and $24.3 million of subscribed but unissued Subordinated Certificates, as of May 31, 1997, 1996 and 1995, respectively, since such funds are not generally available for investing in earning assets.

(G) Net of discount; includes $2,250.0 million, $2,730.0 million and $2,430.0 million of Commercial Paper classified as long-term debt as of May 31, 1997, 1996 and 1995, respectively. Includes $115.0 million, $183.5 million and $350.0 million of Bank Bid Notes at May 31, 1997, 1996 and 1995, respectively.

(H) Average interest rates are weighted on the basis of amounts of outstanding borrowings without adjustment for bank credit compensation arrangements for short-term borrowings and without adjustment for Collateral Trust Bonds due within one year and reclassified as notes payable.

     Set forth below are the weighted average interest costs incurred by CFC on its short-term borrowings (Commercial Paper and Bank Bid Notes) and long-term borrowings (Collateral Trust Bonds, medium-term notes and interest rate swaps) for the periods shown.

                        INTEREST COSTS ON CFC BORROWINGS

                                                            YEARS ENDED MAY 31,
                                                       ------------------------------
                                                         1997       1996       1995
                                                         ----       ----       ----
Short-term borrowings...............................    5.54%      5.83%      5.59%
Long-term borrowings................................    7.36%      7.99%      8.15%
     All borrowings.................................    5.99%      6.33%      6.15%

     Due to its non-profit character, CFC does not seek to maximize its operating margins, but rather to achieve margins only to the extent considered by CFC to be consistent with sound financial practice. CFC is exempt from the payment of Federal income taxes.

                                USE OF PROCEEDS

     Except as may be otherwise provided in a Prospectus Supplement, the net proceeds from the sale of the Bonds will be added to the general funds of the Company and will be available for making loans to members, the repayment of short-term borrowings, the refinancing of existing long-term debt and for other corporate purposes. The Company expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

                         SUMMARY FINANCIAL INFORMATION

     The following is a summary of selected financial data for each of the five years ended May 31, 1997.

                                      1997         1996         1995         1994         1993
                                      ----         ----         ----         ----         ----
                                                   (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
Operating income.................  $  564,439   $  505,073   $  440,109   $  324,682   $  336,387
                                   ==========   ==========   ==========   ==========   ==========
Operating margin.................  $   51,530   $   46,857   $   41,803   $   29,159   $   38,352
Nonoperating income..............       3,206        3,764        3,409        4,029        3,296
Extraordinary loss(A)............          --       (1,580)          --           --       (3,161)
                                   ----------   ----------   ----------   ----------   ----------
Net margins......................  $   54,736   $   49,041   $   45,212   $   33,188   $   38,487
                                   ==========   ==========   ==========   ==========   ==========
Fixed charge coverage ratio(A)...        1.12         1.12         1.13         1.13         1.16
                                   ==========   ==========   ==========   ==========   ==========
As of May 31:
Assets...........................  $9,057,495   $8,054,089   $7,080,789   $6,224,296   $5,464,144
                                   ==========   ==========   ==========   ==========   ==========
Long-term debt(B)................  $3,596,231   $3,682,421   $3,423,031   $2,841,220   $3,095,488
                                   ==========   ==========   ==========   ==========   ==========
Quarterly Income Capital
  Securities.....................  $  125,000   $       --   $       --   $       --   $       --
                                   ==========   ==========   ==========   ==========   ==========
Members' Subordinated
  Certificates...................  $1,212,486   $1,207,684   $1,234,715   $1,222,858   $1,215,547
                                   ==========   ==========   ==========   ==========   ==========
Members' Equity..................  $  271,594   $  269,641   $  270,221   $  260,968   $  258,299
                                   ==========   ==========   ==========   ==========   ==========
Leverage ratio(C)................        5.84         5.69         5.13         4.63         4.41
                                   ==========   ==========   ==========   ==========   ==========
Debt to equity ratio(D)..........        3.97         3.63         3.01         2.52         2.24
                                   ==========   ==========   ==========   ==========   ==========

---------------
(A) Extraordinary loss for the years ended May 31, 1996 and 1993, represents premiums in connection with the prepayment of Collateral Trust Bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

(B) Includes commercial paper reclassified as long-term debt and excludes $268.7 million, $351.5 million, $262.7 million, $200.8 million and $286.8 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 1998, 1997, 1996, 1995 and 1994, respectively.

(C) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding debt used to fund loans guaranteed by the U.S. Government, by the total of Members' Subordinated Certificates and Members' Equity.

(D) The debt to equity ratio is calculated by dividing debt outstanding, excluding Quarterly Income Capital Securities and debt used to fund loans guaranteed by RUS, by the total of Quarterly Income Capital Securities, members' subordinated certificates, members' equity and the loan and guarantee loss allowance.

     CFC has had outstanding guarantees for its members' indebtedness in each of the fiscal years shown above. Members' interest expense on such indebtedness was approximately $90.8 million for the year ended May 31, 1997.

     The Company does not have outstanding any common stock and does not pay dividends. Under current policies, CFC retires Patronage Capital Certificates, which represent annual allocations of CFC's net margins, 70% during the next fiscal year, and expects to retire the remaining 30% after 15 years with due regard for CFC's financial condition.

                                 CAPITALIZATION

     The following table shows the capitalization of the Company as of November 30, 1997.

                                                              (DOLLARS IN
                                                              THOUSANDS)
SENIOR DEBT:
  Short-term Debt(A)........................................   $3,687,742
  Long-term Debt(A).........................................   4,339,498
                                                               ---------
          Total Senior Debt(B)..............................   8,027,240
                                                               ---------
SUBORDINATED DEBT AND MEMBERS' EQUITY:
  Deferrable Subordinated Debt(C)...........................     200,000
  Members' Subordinated Certificates(D).....................   1,219,653
  Members' Equity(E)........................................     249,920
                                                               ---------
          Total Capitalization..............................   $9,696,813
                                                               =========

------------
(A) Short-term indebtedness is used to fund the Company's short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, the Company had at November 30, 1997, bank revolving credit agreements providing for borrowings aggregating up to $5,197.5 million. The Company's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,349.9 million increased each fiscal year after 1994 by 90% of net margins not distributed to members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit the Company from pledging collateral in excess of 150% of the principal amount of collateral trust bonds outstanding. Commercial Paper in the amount of $2,345.0 million, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes the Company's outstanding Collateral Trust Bonds and Medium-Term Notes.

(B) At November 30, 1997, the Company had outstanding guarantees of tax-exempt securities issued on be-
     half of members in the aggregate amount of $1,169.5 million. Guaranteed tax-exempt securities include $1,030.7 million of long-term adjustable or floating/fixed rate pollution control bonds which are required to be remarketed at the option of the holders. The Company has agreed to purchase any such bonds that cannot be remarketed. At November 30, 1997, the Company had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $909.5 million.

(C) As of November 30, 1997, CFC had issued a total of $200.0 million of Deferrable Subordinated Debt in the form of Quarterly Income Capital Securities ("QUICS"). QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

(D) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with the Company's extension of long-term credit to them. Those issued as a condition of membership ($644.8 million at November 30, 1997) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(E) The Company allocates its net margins among its members in proportion to interest earned by the Company from such members. The Company intends to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for the Company's financial condition. The unretired allocations for fiscal years 1988-1993 are being retired over the 15-year period from 1994 through 2008. The current policy of RTFC is to retire 70% of current year's margins with 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of GFC is to retire 100% of current year's margins shortly after the end of the fiscal year.

                    THE RURAL ELECTRIC AND TELEPHONE SYSTEMS

GENERAL

     The majority of the systems reporting to RUS at December 31, 1996, are members of CFC and information regarding these systems is available in the Annual Statistical Reports of RUS ("RUS Reports"), therefore commentary in this section is based on information about the systems generally, rather than CFC members alone (see Note on page 16). However, the Composite Financial Statements on pages 17 to 19 relate only to CFC Utility Members.

     Although generally stable retail rates have been the historical pattern of RUS borrowers, in the 1970's and early 1980's rising costs of fuel, material, labor, capital and wholesale power required rate increases by most of the distribution systems. Increases in costs have also resulted in rate increases by the power supply systems. Virtually all power contracts between power supply systems and their member distribution systems provide for rate increases to cover increased costs of supplying power, although in certain cases such increases must be approved by regulatory agencies. During the last five years, costs and rates have generally been stable.

THE RUS PROGRAM

     Since the enactment of the Rural Electrification Act of 1936 (the "Act"), RUS has financed the construction of electric generating plants, transmission facilities and distribution systems in order to provide electricity to persons in rural areas who were without central station service. Principally through the organization of systems under the RUS loan program in 46 states and U.S. territories, the percentage of farms and residences in rural areas of the United States receiving central station electric service increased from 11% in 1934 to almost 99% currently. Rural electric systems serve 11% of all consumers of electricity in the United States and its territories. They account for approximately 8% of total sales of electricity and about 7% of energy generation and generating capacity.

     In 1949, the Act was amended to allow RUS to lend for the purpose of furnishing and improving rural telephone service. At December 31, 1995, 844 of RUS's 897 telephone borrowers provided service to 5.1 million subscribers throughout the United States and its territories (reporting information was not available for the remaining 53 borrowers).

     For fiscal year 1997, both the House and Senate Agriculture Appropriation Committees have approved RUS electric insured loan levels of $524 million, of which $69 million would be at the 5% rate and $455 million would be at municipal rates. An additional $300 million would be available in loan guarantees. Proposed electric funding levels for fiscal year 1998 are $525 million for loans and $300 million for guarantees. These levels must be approved by both Congress and the President. The loan levels may be further adjusted based on the loan subsidies appropriated and the gap between the rate on these loans and the government cost of money on October 1, 1997.

     The Act provides for RUS to make insured loans and to provide other forms of financial assistance to borrowers. RUS is authorized to make direct loans, at below market rates, to systems which are eligible to borrow from it. RUS is also authorized to guarantee loans which have been used mainly to provide financing for construction of Bulk Power Supply Projects. Guaranteed loans bear interest at a rate agreed upon by the borrower and the lender (which generally has been the FFB). For telephone borrowers, RUS also provides financing through the Rural Telephone Bank ("RTB"). The RTB is a government corporation providing financing at rates reflecting its cost of capital. RUS exercises a high degree of financial and technical supervision over borrowers' operations. Its loans and guarantees are generally secured by a mortgage on substantially all the system's property and revenues.

     Legislation enacted in 1994 allows RUS electric borrowers to prepay their loans to RUS at a discount based on the government's cost of funds at the time of prepayment. If a borrower chooses to prepay its notes, it becomes ineligible for future RUS loans for a period of ten years, but remains eligible for RUS loan guarantees. As of June 30, 1997, 108 borrowers had either fully prepaid or partially prepaid their RUS notes under these provisions, in the total amount of $1,435.7 million. A total of 86 of these borrowers have selected CFC to refinance a total of $1,261.4 million of this amount.

DISTRIBUTION SYSTEMS

     Distribution systems are local utilities distributing electric power, generally purchased from wholesale sources, to consumers in their service areas. Virtually all are locally-managed cooperative, non-profit associations, and most have been in operation for at least 40 years. At December 31, 1996, the approximate number of consumers served by RUS electric borrowers was 13.2 million, representing an estimated 31.9 million ultimate users. Aggregate operating revenues of the distribution systems from sales of electric energy for the year ended December 31, 1996 totaled $15.0 billion, of which 64% was derived from the sales of electricity to residential consumers (farm and non-farm), 29% from such sales to commercial and industrial consumers and the remainder from sales to various other consumers.

     The composite TIER of CFC member distribution systems increased from 2.42 in 1995 to 2.44 in 1996. The composite DSC ratio increased from 2.40 in 1995 to
2.42 in 1996. The composite MDSC ratio increased from 2.28 in 1995 to 2.30 in 1996. Composite equity as a percent of total assets for member distribution systems increased from 41.7% at December 31, 1995 to 42.5% at December 31, 1996. TIER, DSC and MDSC are defined in notes (3), (4) and (5) on page 17 hereof.

     Wholesale power supply contracts ordinarily guarantee neither an uninterrupted supply nor a constant cost of power. Contracts with RUS-financed power supply systems (which generally require the distribution system to purchase all its power requirements from the power supply system) provide for rate increases to pass along increases in sellers' costs (subject in certain cases to regulatory approval). The wholesale power contracts permit the power supply system, subject to approval by RUS, and, in certain circumstances, regulatory agencies, to establish rates to its members so as to produce revenues sufficient, with revenues from all other sources, to meet the costs of operation and maintenance (including, without limitation, replacements, insurance, taxes and administrative and general overhead expenses) of all generating, transmission and related facilities, to pay the cost of any power and energy purchased for resale, to pay the costs of generation and transmission, to make all payments on account of all indebtedness and leases of the power supply system and to provide for the establishment and maintenance of reasonable reserves. The rates under the wholesale power contracts are required to be reviewed by the Board of Directors of the power supply system at least annually.

     Power contracts with investor-owned utilities and power supply systems which do not borrow from RUS generally have rates subject to regulation by the Federal Energy Regulatory Commission ("FERC"). Contracts with Federal agencies generally permit rate changes by the selling agency (subject, in some cases, to Federal regulatory approval). In the case of many distribution systems, only one power supplier is within a feasible distance to provide wholesale electricity.

POWER SUPPLY SYSTEMS

     Power supply systems are utilities which purchase or generate electric power and provide it wholesale to distribution systems for delivery to the ultimate retail consumer. Of the 63 operating power supply systems financed in whole or in part by RUS or CFC at December 31, 1996, 62 were cooperatives owned directly or indirectly by groups of distribution systems and one was government owned. Of this number, 39 had generating capacity of at least 100 megawatts, and nine had no generating capacity. Seven of the nine systems with no generating capacity operated transmission lines to supply certain distribution systems, and one is currently building its first transmission facilities. Certain other power supply systems had been formed but did not yet own generating or transmission facilities.

     At December 31, 1996, the 53 power supply systems reporting to RUS owned interests in 145 generating plants representing generating capacity of approximately 29,034 megawatts, or approximately 4.3% of the nation's estimated electric generating capacity, and served 689 RUS distribution system borrowers (representing an average for the year of approximately 8.5 million consumers). Certain of the power supply systems which own generating plants lease these facilities to others and purchase their power requirements from the lessee-operators. Of the power supply systems' total generating capacity in place as of December 31, 1996, steam plants accounted for 94.1% (including nuclear capacity representing approximately 10.0% of such total generating capacity), internal combustion plants accounted for 5.5% and hydroelectric plants accounted for 0.4%. RUS loans and loan guarantees as of December 31, 1996, have provided funds for the installation of over 34,000 megawatts

(including nuclear capacity of approximately 3,806 megawatts, or 11.2% of the total) of which 1,279 megawatts or 3.8% of the total have officially been cancelled.

     The high level of growth in demand for electricity experienced in the 1970's was not expected to decline in the 1980's and the power supply systems continued their construction programs in anticipation of continued growth in demand. During the 1980's, however, slower growth in power requirements of the systems reduced the need for additional generating capacity in most areas of the country. Thus, many areas are now experiencing a surplus of generating capacity and, as a result, some power supply systems have significant amounts of fixed costs for power plant investment not fully supported by increased revenues.

     While the level of funds needed for new generating units is expected to be low over the next few years, the need for transmission and capital additions will continue to generate substantial long-term capital requirements. The power supply systems are expected to continue to seek to satisfy these requirements primarily through the RUS loan guarantee program.

     Deseret and its major creditors entered into an Agreement Restructuring Obligations ("ARO") that restructured Deseret's debt obligations to RUS, CFC and certain other creditors, including certain lease payments due on the Bonanza Power Plant, in January 1991, with an effective date of January 1, 1989.

     Deseret failed to make the payments required under the ARO during 1995. The creditors were unable to agree on the terms of a negotiated settlement and thus the ARO was terminated as of February 29, 1996. CFC filed a foreclosure action against the owner of the Bonanza Plant in State Court in Utah on March 21, 1996. In this action, CFC has not terminated the lease or sought removal of Deseret as the plant operator. One of the defendants in the foreclosure action has recently filed amended counterclaims against CFC. These amended counterclaims allege breaches of contract and fiduciary duties, fraudulent concealment, tortious interference with contract and conspiracy. These amended counterclaims also seek rescission or equitable subordination of CFC's interest in the Bonanza Plant.

     On October 16, 1996, Deseret and CFC entered into an Obligations Restructuring Agreement (the "ORA") for the purpose of restructuring Deseret's debt with CFC. Pursuant to the terms of the ORA, Deseret is required to make quarterly minimum payments to CFC through December 31, 2025. In addition to the quarterly minimum payments, Deseret is required to pay to CFC certain percentages of its excess cash flow and proceeds from the disposition of assets. If Deseret performs all of its obligations under the ORA and no event of default then exists thereunder, then on December 31, 2025, CFC has agreed to forgive any amounts owed by Deseret to CFC.

     In October 1996, CFC acquired all of Deseret's indebtedness in the outstanding principal amount of $740 million from RUS for the sum of $238.5 million (the "RUS Debt"). As a result of the purchase, CFC holds a majority of Deseret's outstanding secured debt. The member systems of Deseret purchased from CFC, for $55 million, a participation interest in the RUS Debt. CFC provided long-term financing to the members of Deseret as follows: (i) $32.5 million in the aggregate to finance the buyout by the members of their respective RUS debt (the "Note Buyout Loans"), and (ii) $55.0 million in the aggregate to finance the members' purchase of participation interests in the RUS Debt acquired by CFC (the "Participation Loans"). The Note Buyout Loans and the Participation Loans are secured by the assets and revenues of the respective member systems. Under the participation agreement the Deseret members will receive a share of the minimum quarterly payments that Deseret makes to CFC which the members will use to service their Participation Loans. Each member of Deseret has the option to put its loan and its participation interest in the RUS Debt back to CFC at any time after twelve years, provided that no event of default exists under the ORA and under such member's Participation Loan.

     From January 1, 1989 through November 30, 1997, CFC has funded $170.7 million in cashflow shortfalls related to Deseret's debt service and rental obligations. As of November 30, 1997, CFC had approximately $658.6 million in current credit exposure to Deseret consisting of $335.6 million in secured loans and $323.0 million in guarantees by CFC of various direct and indirect obligations of Deseret. The secured loans to Deseret are on nonaccrual status with respect to interest income. All payments received from Deseret are applied against principal outstanding. CFC's guarantees include $5.0 million in tax-benefit indemnifications and $56.1 million relating to mining equipment leased to a coal supplier of Deseret. The remainder of CFC's guarantee is for semi-annual debt service payments on $261.9 million of bonds issued in a $655 million leveraged lease financing of the Bonanza Plant in 1985. RUS is responsible for the repayment of $172.1 million of Deseret loans held by grantor trusts and serviced by CFC. CFC holds $2.8 million of the grantor trust certificates which currently bear interest at a variable rate.

     CFC believes that, given its analysis of Deseret's cashflow projections, it has adequately reserved for any potential loss on its loans and guarantees to Deseret and its affiliates.

     Certain other CFC borrowers have defaulted on their obligations, and CFC is participating in efforts to restructure the debt of such borrowers or is pursuing collection in certain instances. CFC believes that adequate reserves have been established for any loss contingencies associated with its loans and guarantees. Further information concerning these matters can be found in the financial statements incorporated by reference into this Prospectus.

TELEPHONE SYSTEMS

     As of December 31, 1995, there were 897 telephone systems that were RUS borrowers (RUS had collected financial data on 844). The 844 telephone systems included 235 cooperative, not-for-profit organizations and 609 commercial, for-profit organizations. These organizations provided telephone service to approximately 5.1 million consumers and owned approximately 851,357 miles of telephone lines. Total assets at December 31, 1995 were $13.6 billion, with a composite TIER of 4.24 and composite equity ratio of 48.4%. The telephone systems operate in all fifty states and seven U.S. territories.

     The RTB was created by a 1971 amendment to the Act to serve as a source of supplemental financing for rural telephone systems. To initially capitalize the RTB, between 1971 and 1991 the government purchased $592 million in Class A stock of the RTB. RTB borrowers, who are required to purchase Class B stock in an amount equal to five percent of the amount of each loan, have, as of December 31, 1997, invested $94.4 million and have received patronage capital in the form of Class B stock totalling $554.5 million. In addition, borrowers and other eligible entities have purchased $191.2 million in Class C stock of the RTB.

     The Act provides that the RTB is to redeem and retire the government's Class A stock as soon as practicable after September 30, 1995, but not to the extent that the bank's board determines that such retirement would impair the operation of the RTB. The minimum amount of Class A stock to be retired each year after September 30, 1995 is the amount of the Class B stock that is issued. Language in the United States Government Fiscal Year 1997 House Agriculture Appropriations Bill limits the amount of Class A stock that can be redeemed in fiscal year 1997 to five percent of the amount of Class A stock outstanding.

REGULATION AND COMPETITION

     The degree of regulation of rural electric systems by state authorities varies from state to state. The retail rates of rural electric systems are regulated in 16 states (in which there are 257 systems). Distribution systems in these states account for 32% of the total operating revenues and patronage capital of all distribution systems nationwide. State agencies, principally public utility commissions, of 19 states regulate those states' 293 systems as to the issuance of long-term debt securities. In five states (in which there are 53 systems) state agencies regulate, to varying degrees, the issuance of short-term debt securities. Since 1967, the Federal Power Commission and its successor, FERC, which regulates interstate sales of energy at wholesale, have taken the position that it lacks jurisdiction to regulate cooperative rural electric systems which are current borrowers from RUS. However, rural electric cooperatives that pay off their RUS debt or never incur RUS debt may be regulated by FERC with respect to financing and/or rates.

     In addition to competition from other utility systems, some distribution systems have expressed increasing concern about the loss of desirable suburban service areas as a result of annexation by expanding municipal or franchised investor-owned utility systems, regardless of the degree of territorial protection otherwise provided by applicable law. The systems are also subject to competition from alternate sources of energy such as bottled gas, natural gas, fuel oil, diesel generation, wood stoves and self-generation.

     The systems, in common with the electric power industry generally, may incur substantial capital expenditures and increases in operating costs in order to meet the requirements of both present and future Federal, state and local standards relating to safety and environmental quality control. These include possible requirements for burying distribution lines, and meeting air and water pollution standards.

     The 1990 amendments to the Clean Air Act of 1970 (the "Amendments") required utilities and others to reduce emissions. The Amendments contain a range of compliance options and a phase-in period which will help mitigate the immediate costs of implementation. Many of CFC's member systems already comply with the provisions of the Amendments. CFC is currently monitoring the overall impact of the Amendments on individual member systems, which must implement compliance plans and operating or equipment modifications for Phase II of the Act (2000). Compliance plans for member systems with units affected in Phase I primarily involved fuel switching to low-sulfur coal. The trading of emission allowances may also be an economical alternative in Phase II. Some member systems originally believed to be affected by the Amendments have developed strategies that minimize the Amendments' impact. At this time, it is not anticipated that the Amendments will have a material adverse impact on the quality of CFC's loan portfolio.

     On April 24, 1996, the FERC issued Orders 888 and 889. Order 888 provides for competitive wholesale power sales by requiring jurisdictional public utilities (including investor-owned electric utilities and cooperatives that are not RUS borrowers) that own, control, or operate transmission facilities to file non-discriminatory open access transmission tariffs that provide others with transmission service comparable to the service they provide themselves. The reciprocity provision associated with Order 888 also provides comparable access to transmission facilities of non-jurisdictional utilities (including RUS borrowers and municipal and other publicly owned electric utilities) that use jurisdictional utilities' transmission systems. The order further provides for the recovery of stranded costs from departing wholesale customers with agreements dated prior to July 11, 1994. After that date, stranded costs must be agreed upon in the service agreement. Order 889 provides for a real time electronic information system referred to as the Open Access Same-Time Information System. It also addresses standards of conduct to ensure that transmission owners and their affiliates do not have an unfair competitive advantage by using transmission to sell power. Presently, many of the issues surrounding the implementation of Orders 888 and 889 remain unresolved. These issues are anticipated to be resolved in part by litigation on a case by case basis before the FERC and through the appellate process. Due to the uncertainty of this litigation, CFC is unable to estimate the ultimate impact of these orders on its member systems. However, open access transmission as a national policy has long been sought by electric cooperatives so that investor-owned utilities cannot use their ownership of transmission to the disadvantage of the cooperatives.

     Section 211 of the Federal Power Act as amended by the Energy Policy Act of 1992 classifies any cooperative with significant transmission assets as a "transmitting utility" for purposes of this section. Under the provisions of this Act, FERC has the authority to order such cooperatives to provide open access for unaffiliated entities. This provision also authorizes FERC to require investor-owned and other utilities to provide the same open access transmission for the benefit of cooperatives. Electric cooperatives have strongly supported section 211 for this reason.

     All telephone systems are regulated by the Federal Communications Commission with respect to long distance access rates. Most states also regulate local rates.

     The Telecommunications Act of 1996 opened the local exchange market to competition. The Telecommunications Act contains numerous provisions designed to assure the continued viability of the rural telecommunications companies. Currently, the large and small Local Exchange Carriers ("LEC") and their potential competitors are arguing before the FCC and in the courts about how to fairly translate the provisions of the Telecommunications Act into the rules and regulations under which the new telecommunications industry will operate.

     Due to the Telecommunications Act, competition will eventually come to the rural areas. The cost of competing with an established LEC may limit the majority of the competition to the larger local exchanges located adjacent to suburban areas and to rural areas containing large customers. The majority of CFC's telecommunications borrowers are well established in their service areas, with no significant competition at present.

     The impact of the Telecommunications Act on CFC's telecommunications borrowers can not yet be determined.

FINANCIAL INFORMATION

     The systems differ from investor-owned utilities in that the vast majority are cooperative, non-profit organizations operating under policies which provide that rates should be established so as to minimize rates over the long-term. Revenues in excess of operating costs and expenses are referred to as "net margins and patronage capital" and are treated as equity capital furnished by the systems' consumers. This "capital" is transferred to a balance sheet account designated as "patronage capital," and is usually allocated to consumers in proportion to their patronage. Such capital is not refunded to them for a period of years during which time it is available to the system to be used for proper corporate purposes. Subject to their applicable contractual obligations, the systems may refund such capital to their members when doing so will not impair the systems' financial condition. In the terminology of the Uniform System of Accounts prescribed by RUS for its borrowers, "operating revenues and patronage capital" refers to all utility operating income received during a given period.

     Similar to the practice followed by investor-owned utilities pursuant to FERC procedures and as prescribed by RUS, the systems capitalize as a cost of construction the interest charges on borrowed funds ("interest charged to construction") and the estimated unearned interest attributable to internally-generated funds ("allowance for funds used during construction") used in the construction of generation, and to a lesser extent transmission and distribution facilities. This accounting policy, which increases net margins by the amounts of these actual and imputed interest charges, is based on the premise that the cost of financing construction is an expenditure serving to increase the productive capacity and value of the utility's assets and thus should be included in the cost of the assets constructed and recovered over the life of the assets. In the case of power supply systems, RUS has included in its direct loans and guarantees of loans amounts sufficient to meet the estimated interest charges during construction. If the foregoing accounting policy were not followed, utilities would presumably request regulatory permission, if applicable, to increase their rates to cover such costs. The amounts of interest charged to construction and allowance for funds used during construction capitalized by distribution systems are relatively insignificant. Because Power Supply systems generally expend substantial amounts on long-term construction projects, the application of this accounting policy may result in substantially lower interest expense and in substantially higher net margins for such systems during construction than would be the case if such a policy were not followed.

     On the following pages are tables providing composite statements of revenues, expenses and patronage capital of the distribution systems which were members of CFC and the power supply systems which were members of CFC during the five years ended December 31, 1996, the most recent year for which composite financial information is available, and their respective composite balance sheets as at the end of each such year.
---------------
     NOTE: Statistical information in the RUS Reports has not been examined by CFC's independent public accountants, and the number and geographical dispersion of the systems have made impractical an independent investigation by CFC of the statistical information available from RUS. The RUS Reports are based upon financial statements submitted to RUS, subject to year-end audit adjustments, by reporting RUS borrowers and do not, with minor exceptions, take into account current data for certain systems, primarily those which are not active RUS borrowers.

             COMPOSITE SUMMARY FINANCIAL INFORMATION AS REPORTED BY
                        CFC MEMBER DISTRIBUTION SYSTEMS

 THE FOLLOWING ARE UNAUDITED FIGURES WHICH ARE BASED UPON FINANCIAL STATEMENTS
         SUBMITTED TO RUS OR TO CFC BY CFC MEMBER DISTRIBUTION SYSTEMS

                                                                YEARS ENDED DECEMBER 31,
                                           -------------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                              ----          ----          ----          ----          ----
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
Operating revenue and patronage
  capital................................  $17,028,087   $16,253,957   $15,603,853   $15,072,400   $13,921,515
                                           -----------   -----------   -----------   -----------   -----------
Operating deductions.....................   15,330,997    14,672,169    14,126,839    13,566,718    12,628,989
                                           -----------   -----------   -----------   -----------   -----------
Utility operating margins................    1,697,090     1,581,788     1,477,014     1,505,682     1,292,526
Non-operating margins and capital
  credits(1).............................      463,111       426,959       395,166       384,862       377,550
Interest on long-term debt and other
  deductions(2)..........................     (912,787)     (879,969)     (805,323)     (766,722)     (777,435)
                                           -----------   -----------   -----------   -----------   -----------
Net margins and patronage capital........  $ 1,247,414   $ 1,128,776   $ 1,066,857   $ 1,123,822   $   892,641
                                           ===========   ===========   ===========   ===========   ===========
TIER(3)..................................         2.44          2.42          2.42          2.54          2.19
DSC(4)...................................         2.42          2.40          2.26          2.44          2.07
MDSC(5)..................................         2.30          2.28          2.09          2.21          1.99
Number of systems included...............          832           824           828           825           821

                                                                     AT DECEMBER 31,
                                           -------------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                              ----          ----          ----          ----          ----
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
Assets and other debits:
    Net utility plant....................  $26,470,506   $24,777,794   $23,329,493   $21,877,902   $20,721,332
    Other assets.........................    8,466,621     8,195,805     7,770,998     7,410,799     6,980,758
                                           -----------   -----------   -----------   -----------   -----------
         Total assets and other debits...  $34,937,127   $32,973,599   $31,100,491   $29,288,701   $27,702,090
                                           ===========   ===========   ===========   ===========   ===========
Liabilities and other credits:
    Total net worth......................  $14,836,929   $13,761,742   $12,918,484   $11,959,962   $10,925,009
    Other liabilities and credits........   20,100,198    19,211,857    18,182,007    17,328,739    16,777,081
                                           -----------   -----------   -----------   -----------   -----------
         Total liabilities and other
           credits.......................  $34,937,127   $32,973,599   $31,100,491   $29,288,701   $27,702,090
                                           ===========   ===========   ===========   ===========   ===========
Number of systems included...............          832           824           828           825           821

---------------
(1) Represents net margins of power supply systems and other associated organizations allocated to their member distribution systems and added in determining net margins and patronage capital of distribution systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the power supply systems and such other organizations to their members.

(2) Interest on long-term debt is net of interest charged to construction, which is stated separately as a credit in RUS Reports. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction, see "Financial Information". CFC believes that amounts incurred by distribution systems for interest charged to construction and allowance for funds used during construction are immaterial relative to their total interest on long-term debt and net margins and patronage capital.

(3) The ratio of (x) interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital to
    (y) interest on long-term debt (in each year including all interest charged to construction).

(4) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations.

(5) Modified DSC ("MDSC") is the ratio of (x) operating margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization expense plus Non-operating margins-interest plus cash received in respect of generation and transmission and other capital credits to (y) long-term debt service obligations.

             COMPOSITE SUMMARY FINANCIAL INFORMATION AS REPORTED BY
                        CFC MEMBER POWER SUPPLY SYSTEMS
 THE FOLLOWING ARE UNAUDITED FIGURES WHICH ARE BASED UPON FINANCIAL STATEMENTS
         SUBMITTED TO RUS OR TO CFC BY CFC MEMBER POWER SUPPLY SYSTEMS

                                                                YEARS ENDED DECEMBER 31,
                                           -------------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                              ----          ----          ----          ----          ----
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
Operating revenue and patronage
  capital................................  $10,585,875   $10,182,928   $ 9,972,873   $ 9,976,560   $ 9,111,434
                                           -----------   -----------   -----------   -----------   -----------
Operating deductions.....................    9,121,759     8,703,236     8,393,817     8,191,101     7,375,988
                                           -----------   -----------   -----------   -----------   -----------
Utility operating margins................    1,464,116     1,479,692     1,579,056     1,785,459     1,735,446
Non-operating margins and
  capital credits(1).....................      549,464       302,864       253,534       376,796       311,581
Interest on long-term debt and
  other deductions(2)....................   (3,038,119)   (1,565,846)   (1,987,438)   (2,199,696)   (2,213,283)
                                           -----------   -----------   -----------   -----------   -----------
Net margins and patronage capital........  $(1,024,539)  $   216,710   $  (154,848)  $   (37,441)  $  (166,256)
                                           ===========   ===========   ===========   ===========   ===========
TIER(3)..................................          .29          1.15           .93           .98           .92
DSC(4)...................................          .69          1.02          1.01          1.03          1.05
Number of systems included(5)............           54            53            53            50            50

                                                                     AT DECEMBER 31,
                                           -------------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                              ----          ----          ----          ----          ----
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
Assets and other debits:
    Net utility plant....................  $21,048,036   $23,527,287   $23,781,497   $23,774,280   $23,715,910
    Other assets.........................   10,800,356    11,308,776    11,095,752    11,256,222     8,539,061
                                           -----------   -----------   -----------   -----------   -----------
         Total assets and other debits...  $31,848,392   $34,836,063    34,877,249   $35,030,502   $32,254,971
                                           ===========   ===========   ===========   ===========   ===========
Liabilities and other credits:
    Total net worth......................  $  (645,857)  $   498,006   $   246,584   $   432,347   $   316,039
    Other liabilities and credits........   32,494,249    34,338,057    34,630,665    34,598,155    31,938,932
                                           -----------   -----------   -----------   -----------   -----------
         Total liabilities and other
           credits.......................  $31,848,392   $34,836,063   $34,877,249   $35,030,502   $32,254,971
                                           ===========   ===========   ===========   ===========   ===========
Number of systems included(5)............           54            53            53            50            50

---------------
(1) Certain power supply systems purchase wholesale power from other power supply systems of which they are members. Power supply capital credits represent net margins of power supply systems allocated to member power supply systems on the books of the selling power supply systems. This item has been added in determining net margins and patronage capital of the purchasing power supply systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the selling power supply systems to their members. Includes also net margins of associated organizations allocated to CFC power supply members and added in determining net margins and patronage capital of the CFC member systems under RUS accounting practices.

(2) Interest on long-term debt is net of interest charged to construction. Allowance for funds used during construction has been included in non-operating margins. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction. See "--Financial Information". According to unpub-lished information furnished by RUS, interest charged to construction and allowance for funds used during construction for CFC power supply members in the years 1992-1996 were as follows:

              INTEREST          ALLOWANCE FOR
              CHARGED            FUNDS USED
          TO CONSTRUCTION    DURING CONSTRUCTION     TOTAL
          ---------------    -------------------     -----
                    (DOLLAR AMOUNTS IN THOUSANDS)
1996          $13,434              $11,620          $25,054
1995           68,400               11,018           79,418
1994           46,773                8,913           55,686
1993           49,237                8,621           57,858
1992           54,093                4,396           58,489

(3) Determined by adding interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital and dividing the total by interest on long-term debt (in each year including all interest charged to construction). This is the basis for computing TIER used by CFC for purposes of determining loan eligibility. The TIER calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a debt restructure agreement, without which the composite TIER would have been 1.21, 1.23, 1.31, 1.20 and
    1.15 for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

(4) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations. The DSC calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a debt restructure agreement. Without these systems, the composite DSC would have been 1.20, 1.22, 1.24, 1.21 and 1.22 for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

(5) Thirteen CFC power supply system members are not required to report to RUS since they are not currently borrowers from RUS. These systems, with the exception of Old Dominion Electric Cooperative, are either in developmental stages or act as coordinating agents for their members. Their inclusion would not have a material effect on these data.

                                DESCRIPTION OF BONDS

     The Bonds are to be issued under an indenture dated as of February 15, 1994 (said Indenture, as supplemented from time to time, being herein called the "Indenture"), between CFC and First Bank National Association, as Trustee (the "Trustee"), which Indenture is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and, where particular provisions of the Indenture are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries, which are qualified in their entirety by such reference. Section references in this Description of Bonds are to Sections of the Indenture.

     CFC may maintain banking relationships in the ordinary course of business with First Bank National Association, including the making of investments through, and borrowings from, said bank.

     The Indenture provides that additional debt securities may be issued thereunder without limitation as to aggregate principal amount except as described below under "Security," as authorized from time to time by CFC's Board of Directors. (Sections 2.01, 2.02 and 2.03) Bonds issued at any time under the Indenture are referred to herein collectively as "Collateral Trust Bonds," which term does not include Series E-2 and Series V Collateral Trust Bonds, which bonds were issued under a prior indenture. The terms of Bonds of any series will be set forth in or pursuant to a Board resolution or supplemental indenture adopted or entered into prior to the time of the issuance thereof. (Section 2.03 and 13.01) The Bonds will rank and be secured equally and ratably with each other.

GENERAL

     Reference is made to the Prospectus Supplement for the following terms of the Bonds with respect to which this Prospectus is delivered: (i) the title of such Bonds; (ii) any limit upon the aggregate principal amount of such Bonds;
(iii) the persons to whom interest on such Bonds shall be payable, if other than the persons in whose names such Bonds are registered; (iv) the date or dates on which the principal of such Bonds is payable or the method by which such date or dates shall be determined; (v) the rate or rates, if any, at which such Bonds shall bear interest or any method by which such rate or rates shall be determined; (vi) the date or dates from which such interest, if any, shall accrue and the date or dates on which such interest, if any, shall be payable;
(vii) the place or places at which the principal of and premium, if any, and interest, if any, on such Bonds shall be payable and registration of transfer or exchanges of such Bonds may be effected, and the registrar for such Bonds;
(viii) the terms and conditions upon which such Bonds may be redeemed, including any sinking fund or other mandatory redemption provisions; (ix) the denominations in which such Bonds shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (x) the coin or currency in which payment of the principal of and premium, if any, and interest, if any, on such Bonds shall be payable (if other than the coin or currency in which such Bonds are denominated), and, if the principal of or premium, if any, or interest, if any, on such Bonds are to be payable, at the election of the Company or a holder thereof, in a coin or currency other than that in which such Bonds are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made, and if denominated or payable in any coin or currency, including composite currencies, other then U.S. dollars, the method by which such Bonds shall be valued; (xi) if the principal of or premium, if any, or interest, if any, on such Bonds are to be payable in securities or other property at the election of the Company or a holder thereof, the type and amount of such securities or other property, or the method by which such amount shall be determined, and the periods within which, and the terms and conditions upon which, any such election may be made; (xii) if the amount payable in respect of principal of or premium, if any, or interest, if any, on such Bonds may be determined with reference to an index, the manner in which such amounts shall be determined; (xiii) if other than the principal amount thereof, the portion of the principal amount of such Bonds, or any tranche thereof, which shall be payable upon declaration of the acceleration of the maturity thereof; (xiv) the terms, if any, pursuant to which such Bonds may be converted into or exchanged for shares of capital stock or other securities of the Company or any other person; (xv) if such Bonds are to be issued in global form, the depositary with respect to such global bond or bonds and any limitations on the rights of the holder or holders of such bonds to transfer or exchange the same or to obtain the registration of transfer thereof or to obtain certificates therefor in definitive form in lieu of temporary form; (xvi) if such Bonds are to be issuable as bearer securities, any and all matters incidental thereto; (xvii) the right, if any, of the Company to limit or discharge the indenture as to such Bonds; (xviii) whether and under what circumstances the Company will pay additional amounts on such Bonds held by a Person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms the Company will have the option to redeem such Bonds rather than pay such additional amounts; and (xix) any other terms of such Bonds not inconsistent with the Indenture. (Section 2.03)

SECURITY

     The Bonds will be secured, equally with outstanding Collateral Trust Bonds, by the pledge with the Trustee of Eligible Collateral having an Allowable Amount of at least 100% of the principal amount of Collateral Trust Bonds outstanding. The Indenture provides that Eligible Collateral shall consist of cash, Eligible Mortgage Notes of Distribution System Members and Permitted Investments. The "Allowable Amount" of cash is 100% thereof, the "Allowable Amount" of Eligible Mortgage Notes is the amount advanced thereon and not repaid and the "Allowable Amount" of Permitted Investments is their cost to CFC (exclusive of accrued interest and brokerage commissions), except that the "Allowable Amount" of Permitted Investments traded on a national securities exchange or in any over-the-counter market is their fair market value as determined by CFC. For purposes of the Indenture and as used in describing the Bonds herein, a "Member" is any person which is a member or patron of CFC; and a "Distribution System Member" is a Member 50% or more of whose gross operating revenues are derived from sales of electricity to ultimate consumers. (Sections 1.01 and 3.01)

     As a condition to the authentication and delivery of Bonds (or, for certain series of Bonds, prior only to the first issuance thereof and if such certification has not been made as of a date 90 days prior to the authentication and delivery of such Bonds) or to the withdrawal of Collateral, and in any event at least once a year, CFC must certify to the Trustee that:

          (1) the Allowable Amount of Eligible Collateral pledged under the Indenture is at least equal to 100% of the aggregate principal amount of Collateral Trust Bonds to be outstanding;

          (2) each Eligible Mortgage Note included in the Eligible Collateral so certified is an Eligible Mortgage Note of a Distribution System Member having an Equity Ratio of at least 20% and an Average Coverage Ratio of at least 1.35; and

          (3) the aggregate Allowable Amount of all Eligible Mortgage Notes of any one Distribution System Member so certified does not exceed 10% of the aggregate Allowable Amount of all Eligible Collateral so certified. (Sections 3.01, 6.01 and 7.13)

     CFC is also entitled to the authentication and delivery of Collateral Trust Bonds on the basis of the retirement of outstanding Collateral Trust Bonds at their final maturity or by redemption at the option of CFC. (Sections 3.02 and 3.03)

     The Indenture provides that Collateral Trust Bonds of one or more other series may be issued thereunder without limitation as to aggregate principal amount, subject to the restriction described under "Restriction on Indebtedness", so long as the Allowable Amount of Eligible Collateral pledged under the Indenture is at least equal to the aggregate principal amount of Collateral Trust Bonds to be outstanding and meets the other requirements set forth herein. (Sections 2.03 and 13.01) "Eligible Mortgage Note" means a note or bond of a Distribution System Member which is secured by a Mortgage under which no default exists with respect to the covenants required by the Indenture to be contained in a Mortgage (as described below), unless consented to by the mortgagees to the extent permitted in the Mortgage and the Indenture, and under which no "event of default" as defined in the Mortgage shall have occurred and shall have resulted in the exercise of remedies. (Section 1.01)

     "Equity Ratio" is determined by dividing the sum of the Member's equities and margins at the end of the particular year by the Member's total assets and other debts at such date; and "Coverage Ratio" is determined by dividing the sum of the Member's patronage capital and operating margins, non-operating margins-interest, cash received in respect of power supply systems and other capital credits, depreciation and amortization expense and interest expense with respect to long-term debt by the Member's long-term debt service obligations in respect of such year (but in the event any portion of such Member's long-term debt is refinanced during such year the long-term debt service obligations during such year in respect thereof will be based upon the larger of (x) an annualization of such obligations with respect to the refinancing debt during the portion of the year such refinancing debt is outstanding and (y) the long-term debt service obligations during the following year on such refinancing debt). These terms are determined in accordance with the system of accounting used for REA reporting or if such Member is not required to maintain its accounts in accordance with such system, then in accordance with generally accepted accounting principles, except that the Indenture requires that interest expense and long-term debt service obligations include 33 1/3% of the amount by which (x) rental payments by such Member with regard to certain property having an initial cost greater than $250,000 exceed (y) 2% of such Member's equities and margins, each in respect of such year. For RUS reporting purposes and for purposes of CFC's calculation of borrowers' ratios, obligations under take-or-pay power contracts, guaranties and other contingent obligations are not considered debt of a Member. "Average Coverage Ratios" are computed by averaging the best two of the three calendar years preceding the date of determination. (Section 1.01) The effect of these provisions is to exclude from the computation of the Coverage Ratio capital credits except to the extent received by the Member in the form of cash.

     The Indenture requires that each Mortgage securing an Eligible Mortgage Note be a first mortgage on the property then owned or thereafter acquired by the Member issuing the Note (or, in the case of certain public agency borrowers, on such Member's revenues), subject to usual exceptions in mortgages of utility companies, and that, if the Mortgage is a common mortgage with RUS or any other lender, the mortgagees be secured equally and ratably. (Section 1.01 and Schedule I) There are no requirements in the Indenture as to the value of the property subject to the lien of a Mortgage.

     The Indenture provides that, unless an Event of Default under the Indenture exists, and other than certain limited duties specified in the Indenture, the Trustee shall have no duties or responsibilities with regard to any Mortgage and no responsibilities with regard to the value of any property subject thereto. (Section 4.03)

     "Permitted Investments" are defined to include certain obligations of or guaranteed by the United States and of states and municipalities and agencies thereof which are rated AA (or equivalent) or better by at least two nationally recognized statistical rating agencies and which mature not more than two years after purchase, certificates of deposit or time deposits of a bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase and commercial paper of bank holding companies or other corporate issuers (other than CFC) generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase. (Section 5.03)

EXERCISE OF RIGHTS

     Until the occurrence of an Event of Default under the Indenture, CFC retains the right to control the exercise of rights and powers under Eligible Mortgage Notes and Mortgages pledged under the Indenture. (Section 15.01) Mortgages which also secure notes issued to RUS provide that RUS will have the exclusive right for an initial 30-day period to initiate and control enforcement proceedings on behalf of the holders of all the notes secured by the particular Mortgage, including those held by the Trustee.

RESTRICTION ON INDEBTEDNESS

     CFC may not incur any Superior Indebtedness or make any optional prepayment on any Capital Term Certificate if, as a result, the principal amount of Superior Indebtedness outstanding thereafter or on any future date, less the principal amount of a Government or Government Insured Obligations held by CFC on the determination date, would exceed 20 times the sum of the Members' equity in CFC at the time of determination plus the principal amount of Capital Term Certificates outstanding at the time of determination or at such given future date, as the case may be. The principal amounts of Superior Indebtedness and Capital Term Certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 7.11) "Superior Indebtedness" means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except Capital Term Certificates. (Section 1.01). A "Capital Term Certificate" is defined for the purposes of the Indenture as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the Indenture and any other indebtedness having substantially similar provisions as to subordination. (Section 1.01). "Government or Government Insured Obligations" means obligations held by CFC which relate to the RUS or successor programs and which are obligations of the United States or any agency thereof or which are guaranteed or insured by the United States government or any agency thereof. (Section 7.11) As of November 30, 1997, CFC had $10,059.6 million outstanding of Superior Indebtedness and within the restrictions of the Indenture was permitted to have outstanding an additional $23,331.9 million of Superior Indebtedness.

     Unless an Event of Default shall occur, CFC will be entitled to receive and retain all payments on account of principal, premium and interest on the Eligible Mortgage Notes and Permitted Investments on deposit with the Trustee. (Section 4.02)

MODIFICATIONS

     Modifications of the provisions of the Indenture may be made with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding Collateral Trust Bonds, but, without the consent of the holder of each Collateral Trust Bond affected thereby, no such modification shall (i) effect a reduction, or an extension of the stated time of payment, of the principal of or interest on any Collateral Trust Bond or of any premium payable on redemption, (ii) permit the creation of any prior or equal lien on the securities or other property pledged under the Indenture (except as expressly permitted) or deprive the holder of any Collateral Trust Bond (except as expressly permitted) of the lien created by the Indenture or (iii) reduce the above-stated percentage of holders of Collateral Trust Bonds whose consent is required to modify the Indenture or the percentage of holders of Collateral Trust Bonds whose consent is required for any waiver under the Indenture. (Section 13.02)

     The Indenture provides that the Company and the Trustee may, without the consent of any holders of Collateral Trust Bonds, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, establishing the form or terms of Bonds of any series, changing or eliminating any restriction on the manner or place of payment of principal of or interest on Bearer Bonds or, provided such action shall not adversely affect the interests of the holders of any series of Bonds in any material respect, curing ambiguities or inconsistencies in the Indenture or making other provisions with respect to matters arising under the Indenture. (Section 13.01)

WAIVER OF CERTAIN COVENANTS

     The Indenture provides that the Company may omit to comply with certain restrictive covenants (including that described above under "Restriction on Indebtedness") if the holders of not less than a majority in principal amount of all series of Collateral Trust Bonds at the time outstanding affected thereby (acting as one class) waive compliance with such restrictive covenants. (Section 7.16)

EVENTS OF DEFAULT

     The Indenture provides that the following constitute "Events of Default" thereunder: (i) default in the payment of interest on any Bonds continuing for 30 days; (ii) default in the payment of the principal of (or, premium, if any,
on) any Bonds at their maturity or upon redemption; (iii) default in the making of any sinking fund payment on any Bonds which provide for mandatory sinking fund payments; (iv) default in the performance of specified covenants in the Indenture for 60 days after such default is known to any officer of CFC, including the restriction on indebtedness and the covenant to maintain Eligible Collateral outlined above; (v) failure to perform any other covenant in the Indenture for 60 days after notice from the Trustee to the Company or from holders of at least 25% in principal amount of Bonds outstanding to the Trustee and (vi) specified events of bankruptcy, reorganization or insolvency. (Section 9.01)

     CFC is required to file with the Trustee annually a written statement as to CFC's compliance with the conditions and covenants under the Indenture. (Section 7.15) In case an Event of Default should occur and be continuing, the Trustee or the holders of at least 25% in principal amount of the Bonds then outstanding may declare the principal of the Bonds to be due and payable. Each declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the Bonds at the time outstanding. (Section 9.02)

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Bonds, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Bonds at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee is not required to expend or risk its own funds or incur financial liability if it has reasonable ground for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Sections 9.08, 10.01 and 10.03)

     The Indenture provides that upon receipt by the Trustee of notice of an Event of Default, declaring an acceleration or directing the time, method or place of conducting a proceeding at law if an Event of Default has occurred and is continuing, the Trustee shall, with respect to any series of Bonds represented by a global bond or bonds, and may, with respect to any other series of Bonds, establish a record dated for the purpose of determining holders of outstanding Bonds of such series entitled to join in such notice. (Section 9.01)

SATISFACTION AND DISCHARGE; DEFEASANCE

     At the request of the Company, the Indenture will cease to be in effect as to the Company (except for certain obligations to register the transfer or exchange of Bonds and hold moneys for payment in trust) with respect to the Bonds when (i) the principal of and interest on Bonds and coupons, if any, have been paid and/or the Company has deposited with the Trustee, in trust, money and U.S. Government Obligations (as defined in the Indenture), which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, the Bonds in accordance with the terms of the Bonds, or (ii) such Bonds or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 14.01)

     Unless the Prospectus Supplement relating to the Offered Bonds provides otherwise, the Company at its option (a) will be Discharged (as such term is defined in the Indenture) from any and all obligations in respect of the Offered Bonds (except for certain obligations to register the transfer or exchange of Bonds, replace stolen, lost or mutilated Bonds and coupons, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (including those described above under "Restriction on Indebtedness"), in each case after the Company deposits with the Trustee, in trust, money, and, in the case of Bonds and coupons denominated in a foreign currency, Foreign Government Securities, as defined in the Indenture, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the Offered Bonds are payable all the principal of, and interest on, the Offered Bonds on the dates such payments are due in accordance with the terms of the Offered Bonds. Among the conditions to the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Offered Bonds to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance has not occurred. (Section 14.02)

     At the request of the Company, the Trustee will deliver or pay to the Company any U.S. Government Obligations, Foreign Government Securities or money deposited, for the purposes described in the preceding two paragraphs, with the Trustee by the Company and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount thereof which would then have been required to be deposited for such purposes. In addition, the Trustee, in exchange for, simultaneously, other U.S. Government Obligations, Foreign Government Securities or money, will deliver or pay to the Company, at the Company's request, U.S Government Obligations, Foreign Government Securities or money deposited with the Trustee for the purposes described in the preceding two paragraphs, provided that, in the opinion of a nationally-recognized firm of independent public accountants, immediately after such exchange the obligations, securities or money then held by the Trustee will be in such amount as would then have been required to be deposited with the Trustee for such purposes. (Section 14.02)

                    LIMITATIONS ON ISSUANCE OF BEARER BONDS

     Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to Bearer Bonds. These limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a Bearer Bond, will be set forth in any Prospectus Supplement providing for the issuance of Bearer Bonds.

                             UNITED STATES TAXATION

     The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Registered Bonds. The summary reflects present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, and it does not describe all of the tax considerations that may be relevant to a prospective purchaser. The summary addresses only original purchasers of the Bonds that hold the Bonds as capital assets. It does not address U.S. federal income tax issues relevant to purchasers subject to special rules, such as banks, securities dealers, life insurance companies, controlled foreign corporations, persons holding Bonds in connection with a hedge or as a position in a "straddle" or persons having a functional currency other than the U.S. dollar. The summary does not consider the tax consequences of Bonds with terms other than those described in this Prospectus. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE BONDS UNDER THE LAWS OF THE UNITED STATES AND OTHER JURISDICTIONS WHERE PURCHASERS ARE SUBJECT TO TAXATION.

     For the purposes of this discussion, "U.S. Holder" means (i) a beneficial owner of the Bonds that is a citizen or resident of the United States, a corporation or partnership organized in or under the laws of the United States or any political subdivision thereof, a trust subject to the control of a United States person and the primary supervision of a United States court, or an estate the income of which is subject to U.S. federal income taxation regardless of its source or (ii) any other beneficial owner as to which income from the Bonds is effectively connected with the conduct of a trade or business within the United States. The term "Non-U.S. Holder" refers to any beneficial owner of the Bonds other than a U.S. Holder.

U.S. HOLDERS

     PAYMENTS OF INTEREST

     Interest on a Bond generally will be taxable to a U.S. Holder as ordinary interest income at the time of receipt or accrual in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Special rules for the interest on Bonds with original issue discount are described below.

     ORIGINAL ISSUE DISCOUNT

     The following is a summary of the U.S. federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Bonds issued with original issue discount ("OID"). The following summary is based on sections 1271 through 1273 and section 1275 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and on certain final regulations of the U.S. Department of Treasury issued in 1994 and 1996 (the "OID Regulations") interpreting these provisions.

     General. A U.S. Holder of a Bond issued at a discount with a maturity of more than one year after the date of issue must include OID in income over the term of the Bond. The U.S. Holder generally must include in gross income for the taxable year the sum of the daily portions of OID that accrue on the Bond for each day during the year in which such holder held the Bond. Accordingly, a U.S. Holder will be required to include amounts attributable to OID in income before receiving cash attributable to that income.

     A Bond has OID for U.S. federal income tax purposes to the extent that the Bond's stated redemption price at maturity exceeds its issue price. The issue price of a Bond is the initial offering price at which a substantial amount of the Bonds is sold to the public (excluding bond houses, brokers or similar persons). The stated redemption price of a Bond is the total of all payments due on the Bond other than payments of "qualified stated interest." A Bond is not treated as issued at a discount, however, if the discount is less than 1/4 of 1 percent of the Bond's stated redemption price at maturity multiplied by the number of complete years to maturity ("de minimis OID"). A Bond that bears interest for any accrual period at a rate below the rate for the remaining term of the Bond (e.g., a Bond with a "teaser rate") also will not be treated as issued at a discount solely on account of that feature if the foregone interest is less than 1/4 of 1 percent of the Bond's adjusted stated redemption price multiplied by the number of complete years to maturity.

     Qualified stated interest is interest that is payable unconditionally in cash or in property (other than debt of the issuer) at least annually at either
(a) a single fixed rate that appropriately takes into account the length of the interval between payments or (b) certain variable rates.

     To determine the daily portions of OID, OID accruing during an accrual period is divided by the number of days in the period. Except as described below under "Variable Rate Bonds", the amount of OID accruing during an accrual period is determined by using a constant yield to maturity method. The accrued amount for any period is the excess of (i) the product of the Bond's adjusted issue price at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted for the length of the accrual period) over (ii) the amount of any qualified stated interest payments allocable to the accrual period. The adjusted issue price of a Bond at the beginning of any accrual period generally equals the issue price of the Bond increased by the aggregate amount of OID that accrued on that Bond in all prior accrual periods and reduced by the amount of payments in prior accrual periods other than payments of qualified stated interest.

     A U.S. Holder of a Bond issued at a discount that purchases the Bond for more than the Bond's adjusted issue price but less than or equal to the Bond's stated redemption price at maturity may reduce the daily portions of OID includible in gross income by daily portions of the acquisition premium paid for the Bond.

     Variable Rate Bonds. Special rules apply to the U.S. Holder of a Bond that bears interest at certain types of variable rates (a "Variable Rate Bond"). For these purposes, a Variable Rate Bond is one that bears interest at the current values of (i) one or more "qualified floating rates," (ii) a single fixed rate followed by one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and an objective rate that is a qualified inverse floating rate. A qualified floating rate is any floating rate the variations in which reasonably can be expected to measure contemporaneous variations in the cost of newly-borrowed funds (e.g., LIBOR). Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate is a qualified floating rate if it is equal to either (i) the product of a qualified floating rate and a fixed multiple rate that is greater than 0.65 but not more than 1.35 or (ii) the product of a qualified floating rate and a fixed multiple rate that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. In addition, under the OID Regulations, two or more qualified floating rates with values within 25 basis points of each other (as determined on the Variable Rate Bond's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum or minimum numerical limitation (i.e., a cap or floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Bond. An objective rate is any rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not be considered an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Bond's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Bond's term. A qualified inverse floating rate is a fixed rate minus a qualified floating rate whose variations can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. A fixed rate for an initial period of less than one year followed by a qualified floating rate or an objective rate together constitute a single qualified floating rate or objective rate if the value of the qualified floating rate or objective rate on the issue date is intended to approximate the fixed rate.

     In general, to compute the accrual of OID on a Variable Rate Bond, the OID Regulations convert the Variable Rate Bond into a fixed rate debt instrument and then apply the general rules discussed above to the deemed fixed rate debt instrument. If a Variable Rate Bond provides for stated interest at either a single qualified floating rate or objective rate that is unconditionally payable at least annually, (a) all stated interest with respect to the Variable Rate Bond is treated as qualified stated interest and (b) the amount of qualified stated interest and the amount of OID, if any, that accrues during an accrual period is determined under the rules applicable to fixed rate debt instruments discussed above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date of the Variable Rate Bond, of the qualified floating rate or the qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Rate Bond.

     If the Variable Rate Bond does not provide for stated interest as described in the preceding paragraph, to determine the amounts of interest and OID accruals an "equivalent fixed rate debt instrument" must be constructed. The equivalent fixed rate debt instrument has terms that are identical to those provided under the Variable Rate Bond, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the qualified floating rates or objective rate provided under the Variable Rate Bond. The fixed rate substitute (a) for each qualified floating rate is the value of each such rate as of the issue date of the Variable Rate Bond (with appropriate adjustment for any differences in intervals between interest adjustment dates),
(b) for a
qualified inverse floating rate is the value of the qualified inverse floating rate as of the issue date of the Variable Rate Bond and (c) for an objective rate (other than a qualified inverse floating rate) is a fixed rate that reflects the yield that is reasonably expected for the Variable Rate Bond. The amounts of qualified stated interest and OID, if any, are determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments as described above and are taken into account as if the holder of the Bond held the equivalent fixed rate debt instrument. Qualified stated interest or OID allocable to an accrual period is increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID for the accrual period. If the Variable Rate Bond provides for interest at a qualified floating rate or qualified inverse floating rate and also provides for stated interest at a single fixed rate (other than a single fixed rate for an initial period of less than one year that is intended to approximate the value of the qualified floating or objective rate), in constructing the equivalent fixed rate debt instrument, such a Variable Rate Bond is treated as if it provided for a qualified floating rate (or qualified inverse floating rate, as the case may be) instead of the fixed rate, which qualified floating (or inverse floating) rate is such that the Variable Rate Bond would have the same fair market value as of its issue date. The foregoing rules do not apply, and a Bond is treated as a Contingent Payment Bond (defined below), if its issue price exceeds the total of noncontingent principal payments by more than the lesser of (i) the product of
 .015, the total noncontingent principal payments and the number of complete years to maturity (or a lesser amount if principal is payable in installments) or (ii) 15 percent of the total noncontingent principal payments.

     Optional Redemption. For purposes of determining the yield and maturity of a Bond, the Company will be presumed to exercise any right to redeem a Bond before its stated maturity or to extend the maturity of a Bond if exercise would reduce the yield on the Bond. Likewise, the U.S. Holder will be presumed to exercise any right to require the redemption of a Bond or to extend the maturity of the Bond if exercise would increase the yield on the Bond. If the Bond is not actually redeemed on the date when the option was presumed to have been exercised, the Bond will be treated only for the purposes of determining OID as having been reissued at a price equal to that Bond's adjusted issue price on that date.

     Short-Term Bonds. U.S. Holders that do not use the accrual method of accounting for tax purposes generally will not be required to recognize OID on Bonds maturing within one year of original issuance until they receive payments on the Bonds. Taxpayers on the accrual method, regulated investment companies, common trust funds, and certain others, however, must accrue OID on such short-term Bonds on a straight-line basis unless they elect to accrue the discount on a constant yield basis with daily compounding. The OID on a short-term Bond is the amount by which the total principal and interest payments on the Bond exceed its issue price. U.S. Holders may elect to include discount on such short-term Bonds into income based on acquisition discount rather than OID. Acquisition discount is the excess of a Bond's stated redemption price at maturity over the U.S. Holder's basis in the Bond.

     Gain recognized on the sale or exchange of a short-term Bond by a U.S. Holder that has not accrued discount on the Bond will be ordinary income to the extent attributable to accrued interest and OID. Such a holder also must defer deductions for net interest expense on any borrowing attributable to the short-term Bond to the extent that the expense does not exceed accrued but unrecognized interest and OID (or acquisition discount) on the Bond.

     ANTI-ABUSE RULE

     The Internal Revenue Service can apply or depart from the rules contained in the OID Regulations as necessary or appropriate to achieve a reasonable result where a principal purpose in structuring a Bond or applying the otherwise applicable rules is to achieve a result that is unreasonable in light of the purposes of the applicable statutes (which generally are intended to achieve the clear reflection of income for both sellers and purchasers of the Bonds).

     MARKET DISCOUNT

     A U.S. Holder that purchases a Bond at a market discount generally will be required to treat payments other than qualified stated interest payments as ordinary income to the extent of the accrued market discount and to treat gain on the sale of the Bond as ordinary income to the extent of the accrued market discount not previously included in income. See "Sale or Exchange of Bonds" below. Market discount is the amount by which the stated redemption price at maturity (or, in the case of a Bond with OID, the revised issue price) exceeds the purchaser's basis in the Bond immediately after acquisition. A Bond is not treated as purchased at a market discount, however, if the discount is less than
 1/4 of 1 percent of the stated redemption price at maturity (or the revised issue price) multiplied by the number of complete years remaining to maturity ("de minimis market discount"). (The revised issue price of a Bond is its initial issue price increased by the amount of OID includible in the gross income of previous holders.) Market discount on a Bond will accrue, at the election of the holder, either ratably or at a constant yield to maturity. The U.S. Holder may elect to take market discount into income as it accrues. Such election applies to all debt instruments acquired in the tax year the election is made and thereafter, and may not be revoked without the consent of the Internal Revenue Service. Under certain circumstances, the U.S. Holder may be required to defer deductions for interest expense attributable to debt incurred or continued to purchase a Bond with market discount.

     PREMIUM

     A U.S. Holder that purchases a Bond for more than its stated redemption price at maturity may elect to amortize the bond premium. If a U.S. Holder makes such an election, the amount of interest on the Bond otherwise to be included in the U.S. Holder's income will be reduced each year by the amount of amortizable bond premium allocable to such year on a constant yield to maturity basis (except to the extent regulations may provide otherwise). Amortized bond premium will reduce the U.S. Holder's basis in the Bond. If the Bond may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some Bond premium until later in the term of the Bond. An election to amortize bond premium will apply to certain other debt instruments that the U.S. Holder acquired at a premium, and the election may have different tax consequences depending on when the debt instruments were issued or acquired. A U.S. Holder should consult its tax adviser before making an election to amortize bond premium.

     INTEREST ELECTION

     A U.S. Holder may elect, in the taxable year in which the U.S. Holder acquires a Bond, to treat all interest on any Bond as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. If a U.S. Holder makes this election for a Bond with market discount or amortizable bond premium, the election is treated as an election under the market discount or amortizable bond premium provisions, described above, and the electing U.S. Holder will be required to amortize bond premium or include market discount in income currently for all of its other debt instruments with market discount or amortizable bond premium acquired during such tax year and in any subsequent tax year. The election, once made, may not be revoked without the consent of the Internal Revenue Service. U.S. Holders should consult with their own tax advisers before making this election.

     SALE OR EXCHANGE OF BONDS

     Except to the extent that gain or loss is attributable to accrued but unpaid interest or accrued market discount, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or complete retirement of a Bond equal to the difference between the amount realized and the U.S. Holder's adjusted basis in the Bond. The gain or loss generally will be long-term if the Bond has been held for more than one year, although the preferential 20% rate applicable to individuals applies only in the case of a Bond held for more than 18 months. The adjusted basis of a Bond generally will equal its initial cost increased by any original issue discount, market discount or acquisition discount with respect to the Bond previously included in the U.S. Holder's gross income and reduced by the payments previously received on the Bond, other than payments of qualified stated interest, and by any amortized premium.

     The tax consequences of the partial redemption of a Bond will depend upon the price at which the U.S. Holder purchased the Bond. A U.S. Holder that purchased a Bond at a de minimis market discount or purchased a Bond for more than its revised issue price, but less than its principal amount, will recognize capital gain equal to the difference between the principal prepayment and the U.S. Holder's adjusted basis in the prepaid portion of the Bond. If a U.S. Holder purchased a Bond at a market discount, (i) the principal prepayment will be included in ordinary income to the extent of the accrued market discount (and it is possible that amounts allocable to unaccrued market discount allocable to the prepaid portion of the Bond will be recognized as capital gain) and (ii) any principal prepayment exceeding the revised issue price allocable to the prepaid portion of the Bond will be capital gain. If a U.S. Holder purchased a Bond for more than its stated principal amount and has not elected to amortize bond premium, the U.S. Holder will recognize a capital loss equal to any amount by which the U.S. Holder's adjusted basis in the prepaid portion of the Bond exceeds the amount of the principal prepayment. If the U.S. Holder has elected to amortize bond premium, all or part of such excess might be deductible as amortizable bond premium rather than as capital loss. Any capital gain or loss will be long-term if the Bond has been held for more than one year, although the preferential 20% rate applicable to individuals applies only in the case of a Bond held for more than 18 months. It is possible that capital gain realized by holders of one or more classes of Bonds could be considered gain realized upon the disposition of property that was part of a "conversion transaction." A "conversion transaction" is any transaction in which substantially all of the expected return is attributable to the time value of the U.S. Holder's net investment, if (i) the U.S. Holder entered the contract to sell the Bond substantially contemporaneously with acquiring the Bond, (ii) the Bond is part of a straddle, (iii) the Bond is marketed or sold as producing capital gains, or
(iv) the transaction is specified in certain Treasury regulations. If the sale or other disposition of the Bond is part of a conversion transaction, all or any portion of the gain realized upon the sale or other disposition of the Bonds would be treated as ordinary income instead of capital gain.

FOREIGN CURRENCY BONDS

     The tax treatment of Bonds the interest or principal on which may be determined by reference to one or more foreign currencies will depend on the application of special rules to the particular terms of the Bonds. The tax considerations relevant to such Bonds will be described in an applicable Prospectus Supplement, and each prospective purchaser should consult its tax adviser about such matters.

CONTINGENT PAYMENT BONDS

     The OID Regulations contain special rules for determining the timing and amount of OID to be accrued in respect of Bonds providing for one or more contingent payments ("Contingent Payment Bonds"). For this purpose, a Bond is not a Contingent Payment Bond if it (i) is a Variable Rate Bond, (ii) provides for alternate payment schedules upon the occurrence of contingencies or (iii) is a foreign currency debt instrument. Under the OID Regulations, U.S. Holders generally would be required to take contingent interest payments on Contingent Payment Bonds into income on a yield to maturity basis in accordance with a schedule of projected payments provided by the Company to U.S. Holders and would make annual adjustments to income to account for the difference between actual payments received and projected payment amounts accrued. Any gain recognized by a U.S. Holder on the sale, exchange or retirement of a Contingent Payment Bond is ordinary income. Any loss recognized by a U.S. Holder on the sale, exchange or retirement of a Contingent Payment Bond is ordinary loss to the extent that the U.S. Holder's total interest inclusions on the Contingent Payment Bond exceed the total net negative adjustments the U.S. Holder took into account as ordinary loss. Additional disclosure will be provided for in a Prospectus Supplement in connection with any offering of Contingent Payment Bonds. Prospective purchasers should consult their own tax advisers regarding the OID Regulations in connection with ownership of a Bond that provides for contingent payments.

NON-U.S. HOLDERS

     Interest received by a Non-U.S. Holder is exempt from U.S. federal income tax unless the holder actually or constructively owns at least 10% of the total combined voting power of the Company's stock or the holder is for U.S. income tax purposes a controlled foreign corporation related to the Company through stock ownership or is a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, "contingent interest" paid to a Non-U.S. Holder will be subject to a 30% tax (unless an applicable tax treaty eliminates or reduces the rate of the tax and the Non-U.S. Holder complies with the requirements for obtaining that reduction or elimination of the tax). For this purpose, contingent interest is an amount of interest determined by reference to
(i) receipts, sales, or other cash flows of the Company or a related person,
(ii) income or profits of the Company or a related person, (iii) any change in the value of any property of the Company or a related person, or (iv) any dividend, partnership distribution, or similar payment made by the Company or a related person. To qualify for that exemption, a Non-U.S. Holder must provide a statement signed under penalties of perjury certifying that the holder is not a U.S. person for U.S. tax purposes and providing the holder's name and address. In addition, the Treasury Department has recently issued regulations regarding the withholding and information reporting rules. In general, the new regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. However, the regulations would require in the case of Bonds held by a foreign partnership that the certification requirement described above be provided by the partners rather than by the foreign partnership unless the partnership meets certain requirements and is authorized as a "withholding foreign partnership" by the IRS. A look-through rule would apply in the case of tiered partnerships. The regulations also generally require a Non-U.S. Holder to provide a taxpayer identification number in order to claim a reduced rate of withholding pursuant to a treaty. The regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules. In particular, valid withholding certificates that are held on December 31, 1998, generally remain valid until the earlier of December 31, 1999, or the due date of the expiration of the certificate under rules currently in effect. Further, certificates dated prior to January 1, 1998, that were valid as of January 1, 1998, remain valid until the end of 1998. Gain from the sale or other disposition of a Bond by a Non-U.S. Holder is not subject to U.S. federal income tax unless the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

     Bonds held by a Non-U.S. Holder will not be subject to the U.S. federal estate tax unless the holder actually or constructively owns at least 10% of the total combined voting power of the Company's stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A 31% backup withholding of federal income tax and certain information reporting requirements may apply to certain payments made on the Bonds and to the proceeds from the disposition of a Bond if the holder is not a corporation, a financial institution or otherwise entitled to an exemption. U.S. Holders that provide a correct taxpayer identification number and Non-U.S. Holders that provide the statement described above to establish an exemption from withholding tax generally are exempt from backup withholding. Amounts withheld under the backup withholding rules can be claimed as a refund or taken as a credit against the holder's U.S. federal income tax liability on a properly filed annual income tax return.

                              PLAN OF DISTRIBUTION

     Bonds of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters (the "Underwriters"). The Underwriters with respect to an underwritten offering of Bonds are named in the Prospectus Supplement relating to such offering. Unless otherwise set forth in the Prospectus Supplement, the obligations of the Underwriters to purchase Bonds will be subject to certain conditions precedent and each of the Underwriters with respect to a sale of Bonds will be obligated to purchase all of its Bonds if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the Prospectus Supplement may be changed from time to time.

     The place and time of delivery for the Offered Bonds in respect of which this Prospectus is delivered are set forth in the Prospectus Supplement.

     CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each Underwriter, dealer and agent participating in the distribution of any Offered Bonds which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, Offered Bonds in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the Offered Bonds. See "LIMITATIONS ON ISSUANCE OF BEARER BONDS".

     The Offered Bonds may not be offered or sold directly or indirectly in Great Britain other than to persons whose ordinary business it is to buy or sell shares or debentures (except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985), and this Prospectus and any Prospectus Supplement or any other offering material relating to the Offered Bonds may not be distributed in or from Great Britain other than to persons whose business involves the acquisition and disposal, or the holding, of securities whether as principal or as agent.

     Certain of the Underwriters or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

     In connection with the offering made hereby, the Underwriters may purchase and sell the Bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Bonds, and short positions created by the Underwriters involve the sale by the Underwriters of a greater aggregate principal amount of Bonds than they are required to purchase from the Company. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Bonds sold in the offering may be reclaimed by the Underwriters if such Bonds are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Bonds, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                                 LEGAL OPINIONS

     The validity of the Bonds offered hereby will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York, and for the agents or Underwriters, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

                                    EXPERTS

     The audited financial statements included in the Company's Annual Report on Form 10-K for the year ended May 31, 1997, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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

===============================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                               PAGE
                                               ----
Use of Proceeds..............................   S-3
Capitalization...............................   S-3
Selected Financial Information...............   S-4
Description of the Bonds.....................   S-4
Underwriting.................................   S-6
                    PROSPECTUS
Available Information........................     2
Documents Incorporated by Reference..........     2
The Company..................................     3
Use of Proceeds..............................     8
Summary Financial Information................     9
Capitalization...............................    10
The Rural Electric and Telephone Systems.....    11
Description of Bonds.........................    19
Limitations on Issuance of Bearer Bonds......    24
United States Taxation.......................    24
Plan of Distribution.........................    30
Legal Opinions...............................    30
Experts......................................    30
===================================================

===============================================================

                                  $200,000,000

                                   [CFC LOGO]

                                 NATIONAL RURAL
                             UTILITIES COOPERATIVE
                              FINANCE CORPORATION

                         6.125% COLLATERAL TRUST BONDS,
                                    DUE 2005
                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                  May 21, 1998
                          ---------------------------

                                LEHMAN BROTHERS
                               J.P. MORGAN & CO.
                     NATIONSBANC MONTGOMERY SECURITIES LLC

===============================================================